                                                Filed Pursuant to Rule 424(B)(5)
                                                       Registration No. 33-52771
                                                                        33-4479

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED DECEMBER 3, 2001

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated December 3, 2001)

[LOGO]
Olin

                                 $200,000,000

                               Olin Corporation

                             % Senior Notes due 20

                                 -------------

   The notes will bear interest at the rate of  % per year. Interest on the
notes is payable on   and   of each year, beginning on    , 2002. The notes
will mature on   , 20  . We may redeem some or all of the notes at any time.
The redemption prices are discussed under the caption "Description of the Notes--Optional Redemption."

   The notes will be senior unsecured obligations of Olin and will rank equally with all of Olin's other senior unsecured indebtedness.

                                 -------------

    Investing in the notes involves risks. See "Risk Factors" beginning on page S-13.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 -------------

                                    Per Note Total
                                   --------- -----
Public Offering Price.............      %    $
Underwriting Discount.............      %    $
Proceeds to Olin (before expenses)      %    $

   Interest on the notes will accrue from   , 2001.

                                 -------------

   The underwriters expect to deliver the notes to purchasers on or about   ,
2001.

                                 -------------

                          Joint Book-Running Managers

Banc of America Securities LLC                             Salomon Smith Barney

, 2001

   IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE
                            ACCOMPANYING PROSPECTUS

   This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the notes being offered. The second part, the base prospectus, gives more general information, some of which may not apply to the notes being offered. Generally, when we refer only to the "prospectus," we are referring to both parts combined, and when we refer to the "accompanying prospectus," we are referring to the base prospectus.

   If the description of your notes varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

   You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of the notes in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date later than December 3, 2001.

   The names of our principal products used in this prospectus supplement, including Winchester(R), Posit-bond(R) and Copperbond(R), are our registered trademarks. Names of companies and associations used in this prospectus supplement are trademarks or trade names of those respective organizations.

   In this prospectus supplement, we rely on and refer to information regarding the chlor alkali industry, the metals industry and the ammunition industry and their respective segments and participants from Chemical Market Associates, Inc., or CMAI, Sporting Arms and Ammunition Manufacturers' Institute, or SAAMI, the Copper Development Association, or CDA, and the Chlorine Institute, or CI. The identified market research firms are not aware of and have not consented to being named in this prospectus supplement. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of this information.

   Certain numerical figures set forth in this prospectus supplement have been subject to rounding adjustments.

   We include cross-references in the prospectus to captions in these materials where you can find further related discussions. The following table of contents tells you where to find these captions.

                               TABLE OF CONTENTS

                                                                                      Page
                                                                                      ----

                                  Prospectus Supplement
Forward-Looking Statements........................................................... S-3
Prospectus Summary................................................................... S-4
Risk Factors......................................................................... S-13
Use of Proceeds...................................................................... S-17
Capitalization....................................................................... S-18
Selected Historical Consolidated Financial Information............................... S-19
Management's Discussion and Analysis of Financial Condition and Results of Operations S-21
Description of Certain Indebtedness.................................................. S-34
Description of the Notes............................................................. S-36
United States Taxation for Non-U.S. Persons.......................................... S-41
Underwriting......................................................................... S-43
Legal Matters........................................................................ S-45
Experts.............................................................................. S-45
Incorporation of Certain Documents By Reference...................................... S-45

                                  Prospectus

Available Information..........................     1
Incorporation of Certain Documents By Reference     1
Olin Corporation...............................     2
Use of Proceeds................................     2
Description of Debt Securities.................     2
Description of Capital Stock...................    12
Description of Securities Warrants.............    19
Plan of Distribution...........................    20
Legal Matters..................................    21
Experts........................................    21

                          FORWARD-LOOKING STATEMENTS

   This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on management's beliefs, certain assumptions made by management, forecasts of future results, and current expectations, estimates and projections about the markets and economy in which we and our various segments operate. The statements contained in this prospectus that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties.

   We have used the words "anticipate," "intend," "may," "expect," "believe," "should," "plan," "will," "estimate," and variations of such words and similar expressions in this prospectus to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict and many of which are beyond our control. Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise.

   The risks, uncertainties and assumptions that are involved in our forward-looking statements include, but are not limited to:

  . general economic, business and market conditions in the United States and overseas, including economic instability or a downturn in the markets served by us, such as automotive, electronics, coinage, telecommunications, ammunition and housing;

  .  the cyclical nature of our operating results;

  . competitive pressures affecting selling prices and volumes, particularly changes in electrochemical unit, which we refer to as an ECU, prices from expected levels;

  . the supply/demand balance for our products, including the impact of excess industry capacity;

  . the occurrence of unexpected manufacturing interruptions/outages, including those occurring as a result of production hazards;

  .  efficacy of new technologies;

  .  loss of key customers or suppliers;

  . acceleration or expansion of backward integration by current and potential customers;

  .  higher-than-expected raw material and utility costs;

  .  higher than expected transportation and/or logistics costs;

  .  failure to achieve targeted cost reduction programs;

  .  environmental costs and other expenditures in excess of those projected;

  .  changes in laws and regulations inside or outside the United States;

  .  higher than expected interest rates; and

  . the occurrence of extraordinary events, such as the attacks on the World Trade Center and the Pentagon that occurred on September 11, 2001.

   All of our forward-looking statements should be considered in light of these factors.

                              PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read this entire prospectus supplement and the accompanying prospectus carefully, including our financial statements and the other documents incorporated by reference into this prospectus supplement. Unless the context otherwise indicates, references in this prospectus supplement and the accompanying prospectus to "we," "us," "our," and "Olin" refer to Olin Corporation and its direct and indirect subsidiaries.

                               Olin Corporation

   Olin Corporation is a Virginia corporation, incorporated in 1892, having its principal executive offices in Norwalk, Connecticut. It is a manufacturer concentrated in three business segments: Chlor Alkali Products, Metals and Winchester(R). Chlor Alkali Products manufactures chlorine and caustic soda, sodium hydrosulfite, hydrochloric acid and bleach products. Metals products include copper and copper alloy sheet, strip, welded tube and fabricated parts, and stainless steel strip. Winchester products include sporting ammunition, canister powder, reloading components, small caliber military ammunition and industrial cartridges. For the twelve months ended September 30, 2001, we had $1,349 million of total sales and $137 million of EBITDA. Our common stock is listed and traded on The New York, Chicago and Pacific Stock Exchanges under the symbol "OLN."

  Chlor Alkali Products

   Our Chlor Alkali Products business accounted for $403 million, or about 30%, of our total sales for the twelve months ended September 30, 2001. Olin has been involved in the U.S. chlor alkali industry for more than 100 years.

   We are a major participant in the U.S. chlor alkali market. With capacity of
1.15 million ECUs per year, we are the fourth largest chlor alkali producer in the United States, including production from our joint venture with PolyOne Corporation, or PolyOne, which we refer to as our Sunbelt joint venture. We are the largest producer measured by production volume of chlorine and caustic soda in the eastern United States, with facilities located in McIntosh, Alabama; Charleston, Tennessee; Augusta, Georgia; and Niagara Falls, New York. Since transportation costs can be a significant part of the final cost of the product to the customer, our close proximity to our customers is a competitive advantage. Approximately two-thirds of our caustic soda production is high purity, which normally commands a premium-selling price in the market.

   Chlorine and caustic soda are co-produced commercially primarily by the electrolysis of salt. These co-products are produced simultaneously, and in a fixed ratio of 1.0 ton of chlorine to 1.1 tons of caustic soda. The industry refers to this as an ECU. According to CMAI, the U.S. chlor alkali industry produced approximately 14.1 million tons of chlorine, including production in conjunction with potassium hydroxide, and approximately 14.9 million tons of caustic soda in 2000. Much of the chlorine and caustic produced is captively consumed in the production of downstream products and vertical integration is common. Chlorine and caustic not used internally is sold to third parties, who we refer to as merchant market customers. The value of the U.S. industry's total production in 2000 was approximately $5 billion.

   Chlorine is used as a raw material in the production of thousands of products. Approximately 39% of U.S. chlorine production in 2000 was consumed in the manufacture of ethylene dichloride, or EDC, a precursor for polyvinyl chloride, or PVC. PVC is a plastic used in applications such as vinyl siding, plumbing, and automotive parts. Other U.S. end-use markets for chlorine include chlorinated intermediates, which accounted for approximately 10% of demand in 2000, isocyanates, which accounted for approximately 9% of demand in 2000, and water treatment which accounted for approximately 4% of demand in 2000. The chlorine industry has softened recently with the weakening of the U.S. economy and a consequent reduction in demand for PVC, which is the largest single end-product application of chlorine. According to CMAI, a recovery is expected to begin in 2002 with chlorine demand expected to grow approximately 8% from 2001 to 2002.

   Caustic soda has a wide variety of end use applications, the largest of which is in the pulp and paper industry, which consumed approximately 19% of all caustic soda production in 2000. Caustic soda is also used in the production of detergents and soaps, which accounted for approximately 7% of U.S. consumption in 2000, alumina, which accounted for approximately 2% of U.S. consumption in 2000, and a variety of other inorganic and organic chemicals, which accounted for approximately 22% and 23%, respectively, of U.S. consumption in 2000. CMAI estimates that the caustic soda demand will grow approximately 5% from 2001 to 2002.

   The chlor alkali industry is cyclical, both as a result of changes in demand for each of the co-products, and as a result of the large increments in which new capacity is added. Because chlorine and caustic are produced in a fixed ratio, the supply of one product can be constrained both by the physical capacity of the production facilities and/or by the ability to sell the co-product. Prices for both products respond rapidly to changes in supply and demand. ECU prices experienced the most recent sustained peak in 1995, with the subsequent trough coming in 1999. Prices peaked again in early 2001 and have since retreated. CMAI has forecasted that the price will peak again in late 2003 into 2004. In the period from 1990 to 2000, average quarterly ECU netbacks as reported by CMAI have been in excess of approximately $425 and as low as approximately $150.

   Raw materials, including electricity, represent 60% of the total cost of producing an ECU. Electricity is the single largest variable cost component in the production of chlor alkali products. Our electricity costs have been stable over the last ten years because we are supplied by utilities that primarily utilize coal, hydroelectric and nuclear power and have relatively minor exposure to natural gas. The commodity nature of this industry places an added emphasis on cost management and we believe that we have managed our manufacturing costs in a manner that makes us one of the low cost producers in the industry. In addition, as market demand grows in the future the design of our Sunbelt plant will enable us to expand capacity cost-effectively.

   We also manufacture a small volume of chlor alkali-related products and we have recently invested in capacity and product upgrades in these areas. These products include chemically processed salt, hydrochloric acid, sodium hypochlorite, and hydrogen. We also sell sodium hydrosulfite into the paper, textile, and clay bleaching market.

  Metals

   For the twelve months ended September 30, 2001, sales in our Metals segment were $685 million, representing approximately 51% of our total sales. We have been in the Metals business for approximately 85 years.

   We are a leading manufacturer of brass and other copper alloy sheet and strip in the United States. We also reroll and form other metals. We believe that we hold the leading share of the U.S. copper and copper alloy sheet, strip, plate and foil market. We refer to this market as the copper sheet and strip market. We also believe we hold leading positions for premium priced, high performance alloys in the United States. We participate in non-U.S. markets for high performance alloys through technology licensing and joint ventures. Participants in the copper sheet and strip market include integrated brass mills, reroll mills and distributors with many participants engaging in multiple roles. We believe that we are the largest U.S. participant in each of these categories. We believe that our status as the largest U.S. participant affords us a favorable industry position as one of the lowest cost producers. We also believe we are a quality and service leader and a specialty product innovator.

   All of our mills are QS9000 certified and all of our plants are ISO 9000 certified. We maintain many technological advantages over our competition through our patent-protected technologies. We believe our high performance alloys provide superior strength, conductivity, and formability to customers in the automotive, electrical, electronic and telecommunications industries. We currently hold 29 U.S. patents associated with high performance alloys and 64 other U.S. patents related to various proprietary processing and technical capabilities, many of which are also registered in foreign jurisdictions. To further our global presence, we have established relationships with Yamaha Corporation in Japan (joint venture) and Wieland-Werke A.G. of Germany (technical alliance) that provide us with greater global reach and enable us to participate in the Asian and European high performance alloys markets. In addition, in June 2001, we acquired the stock of Monarch Brass & Copper Corp., which we refer to as Monarch, for approximately $49 million. Monarch enhances our high performance copper alloy production capabilities and had approximately $95 million in revenues in 2000.

   In addition, through sales of our clad metal, produced by a proprietary cladding process, we believe we are a major supplier of coinage metal to the U.S. Mint. We also supply coinage metal to foreign governments. We produce ammunition cartridge cups for use captively in the manufacture of our Winchester sporting ammunition, which constitutes a small portion of our total Metals segment output. We also sell cartridge brass to other ammunition makers. This relationship, along with our growing fabrication business for select customers, provides us with a significant "captive" customer base.

   Brass and other copper alloys are manufactured by melting copper together with various combinations of zinc, lead or other non-ferrous metals. The resulting product goes through a series of processes, including casting, hot rolling, milling, cold rolling, annealing, cleaning and slitting. The principal end-use markets for metal products include: automotive for connectors and radiators; electronics for lead frames, connectors, wiring and telecommunications applications; ammunition; coinage; and other applications such as builder's hardware, plumbing supplies and welded tube for utility condensers and industrial heat exchangers.

   Historically, the copper sheet and strip market has exhibited GDP-type growth. Recently, this market has expanded at a rapid pace principally due to the strength of the U.S. economy in the late 1990's and in 2000. From 1997 to 2000, the market grew at an annualized growth rate of 8%, with domestic consumption of copper alloy sheet, strip, plate and foil exceeding 1.6 billion pounds in 2000. We estimate that the copper sheet and strip market size will be approximately 1.1 billion pounds in 2001. The copper sheet and strip market is currently facing lower volume demands because of the economic downturn.

  Winchester

   For the twelve months ended September 30, 2001, sales in Olin's Winchester segment were $261 million, representing approximately 19% of our total sales. Winchester is in its 135th year of operation.

   Winchester is a premier developer and manufacturer of small caliber ammunition for sale to domestic and international retailers, law enforcement agencies and domestic and international militaries. We believe we are a leading U.S. producer of ammunition for recreational shooters, hunters, law enforcement agencies and the U.S. Armed Forces. Our legendary Winchester product line includes all major gauges and calibers of shotgun shells, rimfire and centerfire ammunition for pistols and rifles, canister powder, reloading components and industrial cartridges. Based on data available from SAAMI, we believe we are the market leader in both shotshell and centerfire pistol ammunitions. We expect the sporting ammunition industry to show a relatively flat growth profile for 2002 to 2004.

   Winchester has strong relationships throughout the sales and distribution chain and strong ties to traditional dealers and distributors. Winchester has built its business with key high volume mass merchants and specialty sporting goods retailers. We have consistently developed industry-leading ammunition, and in seven of the last ten years, including each of the past four years, Winchester received the "Ammunition of the Year" award from the Shooting Industry Academy of Excellence. In 2000, we received Wal-Mart's "Supplier of the Year" award in the hunting and fishing category.

                                Our Strategies

  Chlor Alkali Products

   Continued Role as a Preferred Supplier to Merchant Market Customers. Based on our market research, we believe our Chlor Alkali Products business is viewed as a preferred supplier by our merchant market customers. We will continue to focus on providing quality customer service to our merchant market customers. Our chlorine customers are more concentrated in the faster growing end-markets for chlorine, such as inorganics and urethanes, and less concentrated in the slower growing, but larger, organics and vinyls markets. We also plan to continue developing relationships with these customers and other customers in higher growth end-markets.

   Pursue Incremental Expansion Opportunities. Recently, we have invested in capacity and product upgrades in our chemically processed salt, hydrochloric acid, sodium hypochlorite, and hydrogen businesses. These expansions will increase our captive use of chlorine while increasing the sales of these co-products. These niche markets provide opportunities to upgrade chlorine and caustic to higher value-added applications. We also have the opportunity, when market conditions permit, to pursue incremental expansion at our Sunbelt joint venture.

  Metals

   Continue Profitable Growth Globally. Our strategy is to be a leading worldwide supplier of specialty copper-based products and related engineered materials. We intend to achieve this goal by building our high performance alloys business globally through joint ventures and technical alliances. We recently have taken a number of actions to develop further our global presence, including expanding our high quality integrated mill at East Alton, Illinois, acquiring Monarch and entering into a technical alliance with Wieland-Werke.

   Maintain Premier Specialty Product Innovator Position. We believe that we manufacture more high performance alloys than any other competitor, and we are investing to expand our product line. Our specialty products include proprietary high performance alloys and materials that meet strength, gauge, formability and conductivity requirements for applications in our customers' industries.

   Increase Cost Efficiencies. We will continue to focus on achieving economies of scale, improved manufacturing processes and innovation in pursuit of cost reductions. We strive for profit improvements primarily through yield improvements, increased equipment utilization and capacity enhancements.

   Continue Our Quality Leadership. Our plants all maintain ISO 9000 certification and our integrated mills are QS9000 certified. We continue to conduct detailed customer surveys, which indicate that our products satisfy or exceed customer expectations. We have received many "supplier of the year" awards from our customers, some of whom are among the largest or most respected companies in their respective industries. For example, Square D and Universal Fasteners each awarded us "supplier of the year" for 2000.

   Leverage Our Service and Distribution Leadership for Growth. We believe that we are one of the service and distribution leaders in the copper-based metals industry. Our distribution system extends throughout the United States. We also have distribution facilities in Puerto Rico and Mexico. We sell directly from the mill to large volume customers and, through our A.J. Oster, or Oster, distribution arm, and through other licensed distributors, to small and medium-sized customers. We intend to leverage our service leadership and our distribution network to improve our just-in-time delivery services and our customized order capabilities.

  Winchester

   Leverage Existing Strengths. Winchester will focus on seeking new opportunities to leverage the legendary Winchester brand name and will continue to offer a full line of ammunition products to the markets we serve, with specific focus on investments that lower our costs and that make Winchester ammunition the retail brand of choice.

   Focus on Product Line Growth. With a long record of pioneering new product offerings, Winchester has built a strong reputation as an industry innovator. This includes the introduction of reduced-lead and non-lead products, which are growing in popularity for use in indoor shooting ranges and for outdoor hunting. In seven of the last ten years, including each of the past four years, Winchester was recognized with the "Ammunition of the Year" award from the Shooting Industry Academy of Excellence for its technological and design leadership.

                                  Our Address

   Our principal executive offices are located at 501 Merritt 7, Norwalk, CT, 06856. Our telephone number is (203) 750-3000.

                                 The Offering

   The following summary contains basic information about the notes. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section of this document entitled "Description of the Notes," particularly those subsections of which we have referred you.

Issuer.................. Olin Corporation

Notes Offered........... $200,000,000 aggregate principal amount of  % Senior Notes
                         Due 20  .

Maturity................      , 20  .

Interest Payments....... Semiannually on      and      of each year,
                         commencing     , 2002.

Ranking................. The notes will be our senior unsecured obligations and will rank equal in right of payment with all of our other senior unsecured indebtedness.

Optional Redemption..... We may redeem some or all of the notes at any time at the redemption prices described in "Description of the Notes--
                         Optional Redemption."

Covenants............... The senior indenture governing the notes will contain certain covenants. See "Description of Debt Securities--Certain
                         Covenants With Respect To Senior Securities" in the
                         accompanying prospectus.

Use of Proceeds......... We expect to use the net proceeds of this offering to refinance certain outstanding indebtedness. Any remaining proceeds will be available for general corporate purposes. See "Use of
                         Proceeds."

                                 Risk Factors

   Before investing in the notes, you should carefully consider the information under "Risk Factors" beginning on page S-13 of this prospectus supplement as well as all other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement.

                  Summary Historical Financial and Other Data

   The summary historical financial and other data for the years ended December 31, 2000, 1999 and 1998 and as of December 31, 2000, 1999 and 1998 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The summary historical financial and other data for the twelve months ended September 30, 2001 represents the sum of the amounts set forth in the consolidated financial statements for the year ended December 31, 2000 and the amounts set forth in the consolidated financial statements for the nine months ended September 30, 2001, less the amounts set forth in the consolidated financial statements for the nine months ended September 30, 2000. The summary historical financial and other data for the nine months ended September 30, 2001 and 2000 and as of September 30, 2001 and 2000 have been derived from the unaudited interim consolidated financial statements incorporated by reference in this prospectus and include all normal and non-recurring adjustments necessary for the fair presentation of results. Results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the entire year, and results for the twelve months ended September 30, 2001 are not necessarily indicative of the results that may be expected for our fiscal year ended December 31, 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--2001 Outlook."

   You should read the following summary historical financial and other data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement.



                                                                   Twelve Months Nine Months Ended       Year Ended
                                                                       Ended       September 30,        December 31,
                                                                   September 30, ----------------  ----------------------
                                                                       2001       2001      2000    2000    1999    1998
                                                                   ------------- ------    ------  ------  ------  ------
                                                                        ($ in millions, except ratio and other data)
Statement of Operations:
Sales.............................................................    $1,349     $  992    $1,192  $1,549  $1,395  $1,504
Cost of Goods Sold(1).............................................     1,175        880       982   1,277   1,215   1,239
Selling and Administration........................................       123         87        91     127     122     123
Research and Development..........................................         5          4         4       5       7      10
Earnings (Loss) of Non-consolidated Affiliates....................        (3)        (4)        1       2     (11)     --
Interest Expense..................................................        16         12        12      16      16      17
Interest Income...................................................         1         --         1       2       2       3
Other Income(2)...................................................         5          4         2       3       1       4
Gain (Loss) on Sales and Restructurings of Businesses and Spin-off
 Costs(3).........................................................       (26)       (26)       --      --      --     (63)
                                                                      ------     ------    ------  ------  ------  ------
Income (Loss) from Continuing Operations Before Taxes.............         7        (17)      107     131      27      59
Income Tax Provision (Benefit)....................................         2         (7)       41      50      10      21
                                                                      ------     ------    ------  ------  ------  ------
Income (Loss) from Continuing Operations..........................         5        (10)       66      81      17      38
Discontinued Operations(4)........................................        --         --        --      --       4      40
                                                                      ------     ------    ------  ------  ------  ------
Net Income (Loss).................................................    $    5     $  (10)   $   66  $   81  $   21  $   78
                                                                      ======     ======    ======  ======  ======  ======
Financial Position (at end of period):
Working Capital(5)................................................    $   77     $   77    $  288  $  253  $  252  $  225
Property, Plant and Equipment, net................................       489        489       467     483     468     475
Total Assets......................................................     1,125      1,125     1,110   1,123   1,063   1,589
Total Debt........................................................       329        329       229     229     230     231
Total Liabilities.................................................       854        854       762     794     754     799
Shareholders' Equity..............................................       271        271       348     329     309     790

Selected Financial Data:
EBITDA(6).........................................................    $  137     $   88    $  177  $  226  $  121  $  214
Capital Expenditures..............................................        93         55        57      95      73      78
Depreciation and Amortization.....................................        86         64        59      81      80      78
Ratio of Earnings to Fixed Charges(7).............................       1.3x        --       6.2x    5.8x    2.0x    2.9x

Segment Data:
Sales:
   Chlor Alkali...................................................    $  403     $  304    $  293  $  392  $  336  $  428
   Metals.........................................................       685        482       677     880     773     810
   Winchester.....................................................       261        206       222     277     286     266
                                                                      ------     ------    ------  ------  ------  ------

      Segment Sales...............................................    $1,349     $  992    $1,192  $1,549  $1,395  $1,504
                                                                      ======     ======    ======  ======  ======  ======
Operating Income (Loss):
   Chlor Alkali...................................................    $   24     $   17    $   20  $   27  $  (58) $   55
   Metals.........................................................        17         (3)       75      95      77      64
   Winchester.....................................................         4          5        21      20      21      13
                                                                      ------     ------    ------  ------  ------  ------
      Segment Operating Income(8).................................    $   45     $   19    $  116  $  142  $   40  $  132
                                                                      ======     ======    ======  ======  ======  ======
Other Data:
Average ECU Netback(9)............................................    $  320     $  325    $  290  $  300  $  225  $  340
U.S. Chlorine Industry Operating Rates(10)........................        87%        87%       94%     92%     93%     94%
U.S. Brass Strip Consumption(11)..................................      1.29        .89      1.21    1.61    1.41    1.28

--------
 (1)In the twelve months ended September 30, 2001 and the nine months ended September 30, 2001, Cost of Goods Sold included $2 million of unusual items, which represented the write-off of inventory associated with cancelled customer orders.
 (2)In the twelve months ended September 30, 2001 and the nine months ended September 30, 2001, Other Income included $1 million of unusual items, which represented the write-off of an investment in an E-commerce company.
 (3)In the twelve months ended September 30, 2001 and the nine months ended September 30, 2001, Gain (Loss) on Sales and Restructurings of Businesses and Spin-off Costs consists of a $26 million pretax charge for restructuring costs associated with a salaried workforce reduction through an early retirement incentive program, which represented primarily pension and postretirement benefit curtailment losses and severance. In the year ended December 31, 1998, Gain (Loss) on Sales and Restructurings of Businesses and Spin-off Costs consists of a $42 million pretax charge for the sale of the microelectronic packaging unit at Manteca, CA, for $4 million in cash, and the restructuring of the rod, wire and tube businesses at Indianapolis, IN, and a $21 million pretax charge for non-recurring costs associated with the spin-off of our specialty chemicals businesses as Arch Chemicals, Inc., which we refer to as Arch Chemicals, which represented primarily severance, investment banking and legal fees.

 (4)Discontinued Operations include the operating results of our specialty chemicals businesses, which we spun-off as Arch Chemicals on February 8, 1999. Accordingly, 1999 includes the operating results of Arch Chemicals for the month of January while the 1998 year includes twelve months of operating results for Arch Chemicals.
 (5)Working Capital includes $6 million at September 30, 2001, $42 million at September 30, 2000, $57 million at December 31, 2000, $21 million at December 31, 1999 and $50 million at December 31, 1998 of Cash and Cash Equivalents and $25 million at September 30, 2001 and 2000 and $25 million at December 31, 2000, 1999 and 1998 of short-term investments.
 (6)EBITDA is Income (Loss) from Continuing Operations Before Taxes, excluding Interest Expense, Interest Income, depreciation and amortization expense, Gain (Loss) on Sales and Restructurings of Businesses and Spin-off Costs and unusual items. In the twelve months ended September 30, 2001 and the nine months ended September 30, 2001, Gain (Loss) on Sales and Restructurings of Businesses and Spin-off Costs consists of a $26 million pretax restructuring charge related to costs associated with a salaried workforce reduction through an early retirement incentive program, which represented primarily pension and postretirement benefit curtailment losses and severance. In the twelve months ended September 30, 2001 and the nine months ended September 30, 2001, Cost of Goods Sold and Other Income include $2 million and $1 million, respectively, of unusual items. Cost of Goods Sold included the write-off of inventory associated with cancelled customer orders. Other Income included the write-off of an investment in an E-commerce company. In the year ended December 31, 1998, Gain (Loss) on Sales and Restructurings of Businesses and Spin-off Costs consists of a $42 million pretax charge related to the sale of the microelectronic packaging unit at Manteca, CA, for $4 million in cash, and the restructuring of the rod, wire and tube businesses at Indianapolis, IN, and a $21 million pretax charge for non-recurring costs associated with the spin-off of our specialty chemicals businesses as Arch Chemicals, which represented primarily severance, investment banking and legal fees. We believe that EBITDA provides useful information regarding our ability to service our debt. EBITDA is not a measure of operating performance computed in accordance with generally accepted accounting principles, or GAAP, and should not be considered as an alternative to Net Income (Loss), as an indicator of operating performance, as an alternative to cash flow or as a measure of liquidity or profitability. In addition, EBITDA as presented in this prospectus supplement may not be comparable to similarly titled items of other companies.
 (7)For purposes of determining the ratio of earnings to combined fixed charges, earnings are defined as Income (Loss) from Continuing Operations before income taxes, less interest capitalized, less undistributed Earnings
    (Loss) of Non-consolidated Affiliates plus fixed charges and preferred stock dividends. Fixed charges consist of interest expense on all indebtedness and that portion of operating lease rental expense that is representative of the interest factor. Income (Loss) from Continuing Operations was insufficient to cover fixed charges by approximately $17 million for the nine months ended September 30, 2001.
 (8)Segment Operating Income is earnings before Interest Expense, Interest Income, Other Income, restructuring charge and unusual items and income taxes and includes the operating results of non-consolidated affiliates. Segment Operating Income includes an allocation of corporate operating expenses. In the twelve months ended September 30, 2001 and the nine months ended September 30, 2001, Segment Operating Income excluded the $26 million pretax charge associated with a salaried workforce reduction through an early retirement incentive program, which represented primarily pension and postretirement benefit curtailment losses and severance, and unusual items, which consisted of $2 million and $1 million included in Cost of Goods Sold and Other Income, respectively. In the year ended December 31, 1998, Segment Operating Income excluded a $42 million pretax charge related to the sale of the microelectronic packaging unit at Manteca, CA, for $4 million in cash, and the restructuring of the rod, wire and tube businesses at Indianapolis, IN, and a $21 million pretax charge for non-recurring costs associated with the spin-off of our specialty chemicals businesses as Arch Chemicals, which represented primarily severance, investment banking and legal fees.
 (9)Average ECU Netback is the average selling price of one ECU less freight costs and discounts to customers.
(10)Operating rates are calculated by dividing total U.S. production by total U.S. capacity. Operating rates presented in this prospectus supplement are based on CI data.
(11)In billions of pounds. Olin's estimates of consumption in the copper sheet and strip market are based on data from CDA and U.S. government export/import statistics.

                                 RISK FACTORS

   You should carefully consider the risks described below and the other information included or incorporated by reference in this prospectus supplement before investing in the notes. The risks described below are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial also may impair our business.

  Sensitivity to Global Economic Conditions and Cyclicality--Our operating results could be negatively affected during economic downturns.

   The business of most of our customers, particularly our automotive, coinage, electrical connectors, telecommunications and distributor customers, are, to varying degrees, cyclical and have historically experienced periodic downturns. These economic and industry downturns have been characterized by diminished product demand, excess manufacturing capacity and, in some cases, lower average selling prices. Therefore, any significant downturn in our customers' markets or in global economic conditions could result in a reduction in demand for our products and could adversely affect our results of operations or financial condition. As a result of the depressed economic conditions beginning in the fourth quarter of 2000 and continuing throughout 2001, our vinyls, urethanes and pulp and paper customers have had lower demand for our chlor alkali products, our automotive, coinage, electrical connectors, telecommunications and housing customers have had lower demand for our metals products and our ammunition customers have had lower demand for our Winchester products. Lower demand in all three of our business segments has adversely affected our business and results of operations. Specifically, the recent cutbacks in production of automobiles and the slowdown in the coinage and telecommunications markets have adversely affected our results of operations in our Metals segment.

   Although we don't generally sell a large percentage of our products directly to customers abroad, a large part of our financial performance is dependent upon a healthy economy beyond the United States. Our customers sell their products abroad. As a result, our business is affected by general economic conditions and other factors in Western Europe and most of East Asia, particularly China and Japan, including fluctuations in interest rates, market demand, labor costs and other factors beyond our control. The demand for our customers' products, and therefore, our products, is directly affected by such fluctuations. Our joint venture, Yamaha-Olin Metal Corporation, located in Japan, is particularly susceptible to these fluctuations. We cannot assure you that events having an adverse effect on the industries in which we operate will not occur or continue, such as a further downturn in the Western European, Asian or world economies, increases in interest rates, unfavorable currency fluctuations or a slowdown in the automotive, coinage, electrical connectors or telecommunications industries.

  Cyclical Pricing Pressure--Our profitability could be reduced by declines in average selling prices in the industries in which we operate, particularly declines in the ECU netback price.

   Our historical operating results reflect the cyclical and sometimes volatile nature of the chemical, metals and ammunition industries. We experience cycles of fluctuating supply and demand in each of our business segments, particularly in the Chlor Alkali Products division, which results in changes in selling prices. Periods of high demand, tight supply and increasing operating margins tend to result in increased capacity and production until supply exceeds demand, generally followed by periods of oversupply and declining prices. The industry build cycle, and its impact on industry pricing, has been most pronounced in our Chlor Alkali Products segment. For example, in 1995 and 1996, the chlor alkali industry was very profitable due to a tight supply/demand balance, which resulted in both higher operating rates and higher ECU prices. Higher profits led to reinvestment to expand capacity. This new capacity became operational in 1998 and 1999, resulting in industry over-capacity. This imbalance was exacerbated by falling demand as a result of the Asian financial crisis. The supply/demand imbalance resulted in both lower operating rates and lower ECU prices, and in 1999, many chlor alkali producers had operating losses. The supply/demand balance improved due to improved economic conditions in 2000 compared to 1999, and ECU prices increased in 2000 compared to 1999. As the U.S. and world economies have deteriorated in 2001, the chlor alkali industry again is experiencing a period of oversupply because of lower industry demand for both chlorine and caustic.

   Price in the chlor alkali industry is a major supplier selection criterion. We have little or no ability to raise prices in this large commodity market. Decreases in the average selling prices of our products could have a material adverse effect on our profitability. For example, assuming all other costs remain constant, a $10 change in our ECU netback causes a corresponding $11 million increase or decrease in our annual revenues and pre-tax profits, when we are operating at full capacity. While we strive to maintain or increase our profitability by reducing costs through improving production efficiency, emphasizing higher margin products, and by controlling selling and administration expenses, we cannot assure you that these efforts will be sufficient to offset fully the effect of changes in pricing on operating results.

   Because of the cyclical nature of our businesses, we cannot assure you that pricing or profitability in the future will be comparable to any particular historical period, including the most recent period shown in our operating results. We cannot assure you that the chlor alkali industry will not experience adverse trends in the future, or that our operating results and/or financial condition will not be adversely affected by them.

   Our Metals and Winchester segments are also subject to changes in operating results as a result of cyclical pricing pressures, but to a lesser extent than the Chlor Alkali Products segment. We generally pass changes in prices for copper and other metals along to our customers as part of the negotiated price of the finished product in most of our Metals segment product lines. However, our Metals segment experiences manufacturing or pricing pressure with respect to its tolling charges, and we cannot assure you that adverse trends in pricing and margins will not affect operating results in the future. Similarly, selling prices of ammunition are affected by changes in raw material costs and market demand, and declines in average selling prices of our Winchester segment could adversely affect our profitability.

  Indebtedness--Our indebtedness could adversely affect our financial condition, limit our ability to grow and compete and prevent us from fulfilling our obligations under the notes and our other indebtedness.

   As of September 30, 2001, after giving effect to this offering and the use of the net proceeds thereof, we would have had approximately $331 million of indebtedness outstanding, excluding our guarantee of $97.5 million of indebtedness of our Sunbelt joint venture, and up to $165 million of availability under our new three year revolving senior credit facility, which we expect to enter into by December 31, 2001, and which we refer to as our senior credit facility. As of September 30, 2001, after giving effect to this offering and borrowings under our senior credit facility, our indebtedness represented 55% of our total capitalization. Our indebtedness could adversely affect our financial condition, limit our ability to grow and compete and prevent us from fulfilling our obligations under the notes and our other indebtedness.

   Despite our level of indebtedness, our senior credit facility and the indenture governing the notes permit us to borrow additional money. If we borrow more money, as we intend to do in order to grow our business, the risks related to our indebtedness could be increased significantly.

  Debt Service--We may not be able to generate sufficient cash to service our debt, which may require us to refinance our indebtedness or default on our scheduled debt payments. Our ability to generate cash depends on many factors beyond our control.

   Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt depends on a range of economic, competitive and business factors, many of which are outside our control. Income (Loss) from Continuing Operations was insufficient to cover fixed charges by approximately $17 million for the nine months ended September 30, 2001. We cannot assure you that our business will generate sufficient cash flow from operations. If we are unable to meet our expenses and debt obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. We cannot assure you that we would be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations on the notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Imbalance in Demand for Our Chlor Alkali Products--A loss of customers for our chlorine or caustic soda could cause an imbalance in demand for these products, which could have an adverse affect on our results of operations.

   Chlorine and caustic soda are produced simultaneously, and in a fixed ratio of 1.0 ton of chlorine to 1.1 tons of caustic soda. The loss of a chlorine or caustic soda customer could cause an imbalance in demand for our chlorine and caustic soda products. An imbalance in demand may require us to reduce production of both chlorine and caustic soda or take other steps to correct the imbalance. Since we cannot store chlorine and we do not have captive uses for our chlorine or caustic soda, we may not be able to respond to an imbalance in demand for these products as quickly or efficiently as some of our competitors. If a substantial imbalance occurred, we would need to reduce prices or take other actions that could have a negative impact on our results of operations and financial condition.

  Competition--We face competition from other chemical, brass and ammunition companies, which could adversely affect our revenues and financial condition.

   We are in active competition with companies producing the same or similar products, as well as, in some instances, with companies producing different products designed for the same uses. With respect to certain product groups, such as ammunition and copper alloys, and with respect to certain chlor alkali products, we are among the largest manufacturers or distributors in the United States. We encounter competition in price, delivery, service, performance, product innovation, and product recognition and quality, depending on the product involved. With respect to certain products, some of our competitors are larger, have greater financial resources and have less debt than we do. As a result, these competitors may be better able to withstand a change in conditions within the industries in which we operate and throughout the economy as a whole. If we do not compete successfully, our business, financial condition and results of operations could be adversely affected.

  Environmental Costs--We have ongoing environmental costs, which may have a material adverse effect on our income.

   The nature of our operations and products, including the raw materials we handle, exposes us to the risk of liabilities or claims with respect to environmental matters. We have incurred, and will continue to incur, significant costs and capital expenditures in complying with these environmental laws and regulations. In addition, charges to income for site investigation and remediation efforts were material to operating results in 2000, 1999, and 1998 and may be material to net income in future years. We reassess our liabilities periodically to determine if environmental circumstances have changed and/or remediation efforts and their costs can be better estimated. As a result of these reassessments, future charges to income may be made.

   We are subject to liability for cleanup costs and possibly for natural resources damages with respect to contamination at the site of our former mercury cell chlor alkali plant in Saltville, Virginia. Although we believe that such liability will not be material, we cannot assure you that our potential liability for the Saltville matter will not be materially adverse to our financial condition or liquidity.

   The ultimate costs and timing of environmental liabilities are difficult to predict. Liability under environmental laws relating to contaminated sites can be imposed retroactively and on a joint and several basis. One liable party could be held responsible for all costs at a site, regardless of fault, percentage of contribution to the site or the legality of the original disposal. We could incur significant costs, including cleanup costs, natural resources damages, civil or criminal fines and sanctions and third-party claims, as a result of past or future violations of, or liabilities under, environmental laws. In addition, future events, such as changes to or more rigorous enforcement of environmental laws, could require us to make additional expenditures, modify or curtail our operations and/or install pollution control equipment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental Matters."

  Production Hazards--Our facilities are subject to operating hazards, which may disrupt our business.

   We are dependent upon the continued safe operation of our production facilities. Our production facilities are subject to hazards associated with the manufacture, handling, storage and transportation of chemical materials and products and ammunition, including leaks and ruptures, explosions, fires, inclement weather and natural disasters, unscheduled downtime and environmental hazards. From time to time in the past, we have had incidents that have temporarily shut down or otherwise disrupted our manufacturing, causing production delays and resulting in liability for workplace injuries and fatalities. Some of our products involve the manufacture and/or handling of a variety of explosive and flammable materials. Use of these products by our customers could also result in liability if an explosion, fire, spill or other accident were to occur. We cannot assure you that we will not experience these types of incidents in the future or that these incidents will not result in production delays or otherwise have a material adverse effect on our business, financial condition or results of operations.

  Tax Audits--We are currently subject to ongoing tax audits, which may result in additional tax payments.

   We are currently subject to ongoing audits by the Internal Revenue Service in connection with our Federal tax returns for the years from 1992 to 1998; however, we have closed all tax years through 1991. Depending on the outcome of these audits, we may be required to pay additional taxes, and any additional taxes and related interest could be substantial. We have reserved amounts which we believe will be sufficient for any adverse outcome, but the actual amount of any such additional taxes and the timing of any such payments is uncertain.

                                USE OF PROCEEDS

   We estimate that the net proceeds of this offering will be approximately $197 million, after deducting the underwriting discount and estimated offering expenses. We expect to use the net proceeds of this offering to repay our $100 million aggregate principal amount 8.0% Notes Due 2002 and to repay our short-term indebtedness (estimated to be approximately $70 million on the anticipated closing date), a portion of which is outstanding under our $165 million senior credit facility with a group of lenders, which we refer to as our existing credit facility. Any remaining proceeds will be available for general corporate purposes. Pending these uses, we expect to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

   The 8.0% Notes Due 2002 mature on June 15, 2002, and bear interest at a rate of 8.0%. As of September 30, 2001, our existing credit facility had total availability of $155 million, and a maturity date of October 15, 2002. As of September 30, 2001, the interest rate on the one outstanding borrowing of approximately $10 million under the existing credit facility was 4.275%. As of September 30, 2001, we had $88 million of borrowings under uncommitted credit lines, which had an average weighted interest rate of 3.77% and various maturity dates.

                                CAPITALIZATION

   The following table sets forth our Cash and Cash Equivalents and capitalization as of September 30, 2001

  .  on an actual basis; and

  . as adjusted to give effect to the issuance of the notes and the use of proceeds of this offering together with $1 million of Cash and Cash Equivalents.

   The information set forth below should be read in conjunction with "Selected Historical Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" included elsewhere in this prospectus supplement and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement.

                                                         September 30, 2001
                                                         ------------------
                                                         Actual As Adjusted
                                                         ------ -----------
                                                          ($ in millions)
    Cash and Cash Equivalents........................... $    6   $    5
                                                         ======   ======
    Short-Term Debt(1).................................. $   98   $   --
    Long-Term Debt:
       7.11% Notes due 2005.............................     50       50
       7.75% Note due 2005..............................     11       11
       8.0% Notes due 2002..............................    100       --
          % Senior Notes due 20.........................     --      200
       Industrial Development and Environmental
         Improvement Obligations Payable through 2017...     68       68
       Other Domestic Debt..............................      2        2
                                                         ------   ------
           Total Debt...................................    329      331
    Shareholders' Equity................................    271      271
                                                         ------   ------
              Total Capitalization...................... $  600   $  602
                                                         ======   ======

--------
(1)Short-Term Debt, Actual, consists of borrowings under our existing credit facility and other uncommitted credit lines. Prior to December 31, 2001, we expect to enter into the credit agreement governing the senior credit facility. We expect borrowings of up to $165 million, including a $50 million sublimit for letters of credit, to be available under our senior credit facility for three years.

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

   The selected historical consolidated financial information for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 and as of December 31, 2000,
1999, 1998, 1997 and 1996 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The selected historical consolidated financial information for the nine months ended September 30, 2001 and 2000 and as of September 30, 2001 and 2000 have been derived from the unaudited interim consolidated financial statements incorporated by reference in this prospectus and include all normal and non-recurring adjustments necessary for the fair presentation of results. Results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the entire year.

   You should read the following selected historical consolidated financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement.

                                                            Nine Months
                                                               Ended
                                                           September 30,          Year Ended December 31,
                                                          --------------  ---------------------------------------
                                                           2001    2000    2000    1999    1998    1997   1996/(1)/
                                                          ------  ------  ------  ------  ------  ------  --------
                                                                ($ in millions, except ratios and employees)
Statement of Operations:
Sales.................................................... $  992  $1,192  $1,549  $1,395  $1,504  $1,572   $1,817
Cost of Goods Sold(2)....................................    880     982   1,277   1,215   1,239   1,276    1,455
Selling and Administration...............................     87      91     127     122     123     132      155
Research and Development.................................      4       4       5       7      10       8       20
Earnings (Loss) of Non-consolidated Affiliates...........     (4)      1       2     (11)     --       1        2
Interest Expense.........................................     12      12      16      16      17      24       27
Interest Income..........................................     --       1       2       2       3      10        2
Other Income(3)..........................................      4       2       3       1       4       4        9
Gain (Loss) on Sales and Restructurings of Businesses and
 Spin-off Costs(4).......................................    (26)     --      --      --     (63)     --      179
                                                          ------  ------  ------  ------  ------  ------   ------
Income (Loss) from Continuing Operations Before Taxes....    (17)    107     131      27      59     147      352
Income Tax Provisions (Benefit)..........................     (7)     41      50      10      21      50      125
                                                          ------  ------  ------  ------  ------  ------   ------
Income (Loss) from Continuing Operations.................    (10)     66      81      17      38      97      227
Discontinued Operations(5)...............................     --      --      --       4      40      56       53
                                                          ------  ------  ------  ------  ------  ------   ------
Net Income (Loss)........................................ $  (10) $   66  $   81  $   21  $   78  $  153   $  280
                                                          ======  ======  ======  ======  ======  ======   ======

Financial Position (as of end of period):
Working Capital(6)....................................... $   77  $  228  $  253  $  252  $  225  $  273   $  385
Property, Plant and Equipment, Net.......................    489     467     483     468     475     517      400
Total Assets.............................................  1,125   1,110   1,123   1,063   1,589   1,707    2,118

Capitalization:
Total Debt............................................... $  329  $  229  $  229  $  230  $  231  $  270   $  408
Shareholders' Equity.....................................    271     348     329     309     790     879      946
                                                          ------  ------  ------  ------  ------  ------   ------
Total Capitalization..................................... $  600  $  577  $  558  $  539  $1,021  $1,149   $1,354
                                                          ======  ======  ======  ======  ======  ======   ======

Other:
EBITDA(7)................................................ $   88  $  177  $  226  $  121  $  214  $  239   $  284
Capital Expenditures.....................................     55      57      95      73      78      76       74
Depreciation and Amortization............................     64      59      81      80      78      78       86
Ratio of Earnings to Fixed Charges(8)....................     --     6.2x    5.8x    2.0x    2.9x    5.1x     9.3x
Common Dividends Paid....................................     26      27      36      41      58      61       60
Purchase of Common Stock.................................     14      --      20      11     112     163       --
Total Debt to Total Capitalization(9)....................   54.8%   39.7%   41.0%   42.7%   22.6%   23.5%    30.1%
Employees(10)............................................  6,200   6,900   6,700   6,700   6,400   6,600    6,200

--------
 (1)In December 1996, we sold our isocyanates business for $565 million in cash to ARCO Chemical Company, which we refer to as ARCO. The historical financial information for the year ended December 31, 1996 includes the operating results of our isocyanates business.
 (2)In the nine months ended September 30, 2001, Cost of Goods Sold included $2 million of unusual items, which represented the write-off of inventory associated with cancelled customer orders.

 (3)In the nine months ended September 30, 2001, Other Income included $1 million of unusual items, which represented the write-off of an investment in an E-commerce company.
 (4)In the nine months ended September 30, 2001, Gain (Loss) on Sales and Restructurings of Businesses and Spin-off Costs consists of a $26 million pretax charge for restructuring costs associated with a salaried workforce reduction through an early retirement incentive program, which represented primarily pension and postretirement benefits curtailment losses and severance. In the year ended December 31, 1998, Gain (Loss) on Sales and Restructurings of Businesses and Spin-off Costs consists of a $42 million pretax charge for the sale of the microelectronic packaging unit at Manteca, CA, for $4 million in cash, and the restructuring of the rod, wire and tube businesses at Indianapolis, IN, and a $21 million pretax charge for non-recurring costs associated with the spin-off of our specialty chemicals businesses as Arch Chemicals, which represented primarily severance, investment banking and legal fees. In the year ended December 31, 1996, Gain (Loss) on Sales and Restructurings of Businesses and Spin-off Costs consists of a pretax gain of $188 million from the sale of our isocyanates business to ARCO and a $9 million pretax charge for non-recurring costs associated with the spin-off of our Ordnance and Aerospace businesses as Primex Technologies, Inc., which represented primarily pension curtailment, investment banking and legal fees.
 (5)Discontinued Operations include the operating results of our specialty chemicals businesses, which we spun-off as Arch Chemicals on February 8, 1999. Accordingly, 1999 includes the operating results of Arch Chemicals for the month of January while the 1998, 1997 and 1996 years include twelve months of operating results.
 (6)Working Capital includes $6 million at September 30, 2001, $42 million at September 30, 2000, $57 million at December 31, 2000, $21 million at December 31, 1999, $50 million at December 31, 1998, $157 million at December 31, 1997 and $518 million at December 31, 1996 of Cash and Cash Equivalents and $25 million at September 30, 2001 and 2000, $25 million at December 31, 2000, 1999 and 1998, $28 million at December 31, 1997 and $87 million at December 31, 1996 of short-term investments.
 (7)EBITDA is Income (Loss) from Continuing Operations Before Taxes, excluding Interest Expense, Interest Income, depreciation and amortization expense, Gain (Loss) on Sales and Restructurings of Businesses and Spin-off Costs and unusual items. In the nine months ended September 30, 2001, Gain (Loss) on Sales and Restructurings of Businesses and Spin-off Costs consists of a $26 million pretax restructuring charge related to costs associated with a salaried workforce reduction through an early retirement incentive program. The restructuring charge represented primarily pension and postretirement benefit curtailment losses and severance. In the nine months ended September 30, 2001, Cost of Goods Sold and Other Income include $2 million and $1 million, respectively, of unusual items. Cost of Goods Sold included the write-off of inventory associated with cancelled customer orders. Other Income included the write-off of an investment in an E-commerce company. In the year ended December 31, 1998, Gain (Loss) on Sales and Restructurings of Businesses and Spin-off Costs consists of a $42 million pretax charge related to the sale of the microelectronic packaging unit at Manteca, CA, for $4 million in cash, and the restructuring of the rod, wire and tube businesses at Indianapolis, IN, and a $21 million pretax charge for non-recurring costs associated with the spin-off of our specialty chemicals businesses as Arch Chemicals, which represented primarily severance, investment banking and legal fees. In the year ended December 31, 1996, Gain (Loss) on Sales and Restructurings of Businesses and Spin-off Costs consists of a pretax gain of $188 million from the sale of our isocyanates business to ARCO and a $9 million pretax charge for non-recurring costs associated with the spin-off of our Ordnance and Aerospace businesses as Primex Technologies, Inc., which represented primarily pension curtailment, investment banking and legal fees. We believe that EBITDA provides useful information regarding our ability to service our debt. EBITDA is not a measure of operating performance computed in accordance with GAAP and should not be considered as an alternative to Net Income (Loss), as an indicator of operating performance, as an alternative to cash flow or as a measure of liquidity or profitability. In addition, EBITDA as presented in this prospectus supplement may not be comparable to similarly titled items of other companies.
 (8)For purposes of determining the ratio of earnings to combined fixed charges, earnings are defined as Income (Loss) from Continuing Operations before income taxes, less interest capitalized, less undistributed Earnings
    (Loss) of Non-consolidated Affiliates plus fixed charges and preferred stock dividends. Fixed charges consist of interest expense on all indebtedness and that portion of operating lease rental expense that is representative of the interest factor. Income (Loss) from Continuing Operations was insufficient to cover fixed charges by approximately $17 million for the nine months ended September 30, 2001.
 (9)This percentage has been calculated by dividing Total Debt by Total Capitalization.
(10)Employee data exclude employees who work at government-owned/contractor-operated facilities, and employees of Arch Chemicals, which we spun-off in 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

Introduction

   Our operations are concentrated in three businesses: Chlor Alkali Products, Metals and Winchester. All three are capital intensive manufacturing businesses with growth rates closely tied to the general economy. While each segment has a commodity element to it, where our ability to influence pricing is quite limited, the portion of our business that is strictly commodity varies by division. Our Chlor Alkali Products business is a commodity business where all supplier products are identical and price is the major supplier selection criterion. We have little or no ability to influence prices in this large, global commodity market. Cyclical price swings, driven by changes in supply/demand, can be abrupt and significant and, given capacity in our Chlor Alkali Products business, can lead to very significant changes in our overall profitability. While a majority of Metals sales are of a commodity nature, this business has a significant volume of specialty engineered products targeted for specific end-use markets. In these applications, technical capability and performance differentiate the product and play a significant role in product selection and thus price is not the only selection criterion. Winchester also has a commodity element to its business, but a majority of Winchester ammunition is sold as consumer branded product where there is the opportunity to differentiate certain offerings through innovative new product development and enhanced product performance. While competitive pricing versus other branded ammunition products is important, it is not the only factor in product selection.

Consolidated Results of Operations

                                                  Nine Months Ended
                                                    September 30,   Year Ended December 31,
                                                  ----------------- ----------------------
                                                  2001/(1)/  2000    2000    1999  1998/(2)/
                                                  --------  ------  ------  ------ --------
                                                   ($ in millions, except per share data)
Sales............................................  $  992   $1,192  $1,549  $1,395  $1,504
Gross Margin.....................................     112      210     272     180     265
Selling and Administration.......................      87       91     127     122     123
Interest Expense, net............................      12       11      14      14      14
Restructuring Charge and Loss on Sale and
  Restructurings of Businesses and Spin-off Costs     (26)      --      --      --     (63)
Income (Loss) from Continuing Operations.........     (10)      66      81      17      38
Net Income (Loss)................................     (10)      66      81      21      78
Diluted Earnings (Loss) Per Common Share:
   Income (Loss) from Continuing Operations......  $(0.24)  $ 1.46  $ 1.80  $ 0.36  $ 0.79
   Net Income (Loss).............................  $(0.24)  $ 1.46  $ 1.80  $ 0.45  $ 1.63

--------
(1)Operating results include a restructuring charge and unusual items of $29 million pretax, or $0.40 diluted earnings per share, or EPS, primarily for costs associated with a salaried workforce reduction through an early retirement incentive program. Cost of Goods Sold and Other Income include $2 million and $1 million, respectively, of unusual items.
(2)Includes the charge for the sale of the microelectronic packaging unit at Manteca, CA, for $4 million in cash, and the restructuring of the rod, wire and tube businesses at Indianapolis, IN ($42 million pretax, $26 million after tax and $0.55 diluted EPS) and non-recurring costs associated with the spin-off of our specialty chemicals businesses as Arch Chemicals ($21 million pretax, $15 million after tax and $0.32 diluted EPS).

   At midnight on December 3, 2000, a work stoppage began at the Metals and Winchester manufacturing facilities at East Alton, IL, after the union and we were unable to agree on a new labor contract. After several weeks of negotiations, the parties entered into a new labor contract and the union workers returned to work on January 23, 2001. The work stoppage had an adverse impact in 2000 on the profitability of the Metals and Winchester operations including product fulfillment issues, additional expenses and contract settlement costs.

   In June 2000, we signed a letter of intent with Occidental Petroleum Corporation, which we refer to as Occidental, to combine the companies' chlor alkali and related businesses in a partnership. In October 2000, we announced that the letter of intent had expired. The partnership negotiations were discontinued primarily due to regulatory issues, and certain other matters on which the parties could not agree.

   On February 8, 1999, we completed the spin-off of our specialty chemicals businesses as Arch Chemicals. The results of operations reflect Arch Chemicals as discontinued operations for the 1999 and 1998 periods presented.

  Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000

   Sales decreased 17% due to lower volumes, offset in part by higher selling prices. Sales volumes were lower across all segments with the biggest impact coming from the Metals segment, which was heavily impacted by a soft economy, particularly in the automotive, electronics and telecommunications industries and to a lesser extent by the strike at the East Alton, IL facility in the first quarter of 2001. The price increase was primarily related to higher ECU prices in the Chlor Alkali Products segment.

   Gross margin percentage decreased from 18% in the first nine months of 2000 to 11% in the first nine months of 2001 primarily due to lower sales volumes.

   Selling and Administration as a percentage of sales was 9% in the first nine months of 2001 up from 8% in the first nine months of 2000 due to the lower sales base in the 2001 period as a result of the factors noted above. Selling and Administration was $4 million lower than in the first nine months of 2000 due to lower incentive compensation costs and fees incurred in the first nine months of 2000 associated with the discontinued chlor alkali partnership negotiations.

   The decrease in operating results from the non-consolidated affiliates was due primarily to the lower operating results from the Sunbelt joint venture, which was adversely impacted by lower chlorine pricing.

   Excluding the charge for restructuring and unusual items, the effective tax rate increased to 40.0% from 38.2% due to the non-deductible expenses for the company-owned life insurance programs and the under-utilization of foreign tax credits.

   Non-recurring income items in the first quarter accounted for approximately $0.06 of the year-to-date EPS in 2001.

   Restructuring Charges and Unusual Items

   In September 2001, we recorded a pretax charge of $29 million (or $0.40 diluted EPS) for restructuring and unusual items, primarily for costs associated with a salaried workforce reduction through an early retirement incentive program. Cost of Goods Sold and Other Income include $2 million and $1 million, respectively, of unusual items. Cost of Goods Sold included the write-off of inventory associated with cancelled customer orders. Other Income included the write-off of an investment in an E-commerce company. The restructuring charge of $26 million related to the 190 employees retiring in connection with the retirement program and represented primarily pension and postretirement benefit curtailment losses and severance. As of September 30, 2001, 72 employees had retired and we expect that 61 employees will retire in the fourth quarter of 2001 and the remainder will retire in the first quarter of 2002. The pension benefits of $12 million will be paid out of the pension trust while the other benefits, which include $5 million of postretirement benefits in Other Liabilities and $5 million of severance in Accrued Liabilities, will be paid out of our operating cash flows over time.

   In the fourth quarter of 2001, we expect to take additional restructuring actions to optimize our manufacturing operations and reduce costs.

  2000 Compared to 1999

   In 2000, sales increased 11% due to increased selling prices and volumes and higher metal values. Selling prices were higher across all segments with the biggest impact related to higher ECU netbacks in the Chlor Alkali Products segment. The increase in sales volumes was related to the Metals segment.

   Gross margin percentage increased from 13% in 1999 to 18% in 2000 primarily due to higher ECU prices.

   Selling and Administration as a percentage of sales was 8% in 2000, down from 9% in 1999, due to the higher sales base in 2000 as a result of the factors noted above. Selling and Administration was $5 million higher than in 1999 due to higher administration expenses, primarily higher incentive compensation costs and the fees incurred in 2000 associated with the discontinued chlor alkali partnership negotiations with Occidental, offset in part by higher pension income.

   The increase in operating results from the non-consolidated affiliates was due primarily to the improved operating results from the Sunbelt joint venture, which were favorably impacted by the higher ECU pricing.

   Research and Development expenses decreased due to restructuring in the fourth quarter of 1999 of the process technology department in the Chlor Alkali Products segment.

   The effective tax rate increased to 38.2% from 37.0%. The increase was attributable to lower tax benefits related to export sales and increased state income taxes, partially offset by lower cost of company-owned life insurance programs and a decrease in the valuation allowance related to state income tax loss carry forward.

  1999 Compared to 1998

   In 1999, sales decreased 7% due to lower ECU prices and lower metal values, which were offset in part by higher volumes across all business segments. Also, sales were lower due to the shutdown of the rod, wire and tube businesses at Indianapolis, IN, in the fourth quarter of 1998.

   The gross margin percentage in 1999 was 13% compared to 18% in 1998. The decrease in the gross margin percentage was due to the lower ECU prices offset in part by higher volumes and improved product mix in the Metals and Winchester segments.

   Selling and Administration as a percentage of sales increased to 9% in 1999 from 8% in 1998. Selling and Administration decreased $1 million from $123 million in 1998 to $122 million in 1999, primarily due to lower pension related costs.

   In 1999, losses of non-consolidated affiliates were $11 million compared to break-even in 1998 due to the impact of lower ECU prices on our Sunbelt joint venture.

   Interest expense, net of interest income in 1999, was equal to 1998. Lower interest expense as a result of the repayment of debt in June of 1998 was offset by lower interest income on lower average cash, cash equivalents and short-term investment balances.

   The effective tax rate increased from 35.6% to 37.0%. This increase was attributable to higher non-deductible expenses related to company-owned life insurance programs and unrealized state income tax benefits, partially offset by increased benefits related to foreign sales.

   In the third quarter of 1998, we recorded a $42 million pretax charge ($0.55 diluted EPS) related to the sale of the microelectronic packaging unit at Manteca, CA, for $4 million in cash, and the restructuring of the rod, wire and tube businesses at Indianapolis, IN. In the fourth quarter of 1998, we recorded a $21 million pretax charge ($0.32 diluted EPS) for non-recurring costs associated with the spin-off of Arch Chemicals, which represented primarily severance, investment banking and legal fees.

Segment Operating Results

   We define segment operating income as earnings before Interest Expense, Interest Income, Other Income, restructuring charge and unusual items and income taxes and include the operating results of non-consolidated affiliates. Segment operating income includes an allocation of corporate operating expenses. Segment operating results in 2001 exclude the restructuring charge and unusual items ($29 million, pretax) and in 1998 exclude the charge for the sale of the microelectronic packaging unit at Manteca, CA, and the restructuring of the rod, wire and tube businesses at Indianapolis, IN ($42 million pretax) and non-recurring costs associated with the spin-off of Arch Chemicals ($21 million pretax).

  Chlor Alkali Products

                        Nine Months Ended
                          September 30,   Year Ended December 31,
                        ----------------- -----------------------
                          2001     2000    2000     1999    1998
                        ----     ----     ----     ----    ----
                                     ($ in millions)
Sales.................. $304     $293     $392     $336    $428
Operating Income (Loss)   17       20       27      (58)     55

   Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000

   Sales increased 4% from 2000 primarily due to higher ECU pricing, offset in part by lower volumes. Our average ECU prices in the first nine months of 2001 were approximately $325, compared to $290 in the first nine months of 2000. Soft demand for chlorine in the vinyls and urethanes segments, caused primarily by the slowdown in the general economy, has led to reduced chlor alkali operating rates across the industry. This contributed to the decline in operating income in the first nine months of 2001. Although sales in the first nine months of 2001 were slightly higher than in the corresponding period in 2000, operating income is lower in the first nine months of 2001 primarily due to higher manufacturing costs and losses from the Sunbelt joint venture due to lower chlorine prices. The increased manufacturing costs included higher utility and salt costs and higher fixed cost absorption due to lower production volumes.

   2000 Compared to 1999

   Sales and operating results in 2000 were higher than in 1999 primarily due to higher ECU netbacks and ongoing cost reduction initiatives. Average ECU netbacks in 2000 were approximately $300, compared to $225 in 1999. While the pricing cycle improved, demand for chlorine decreased particularly in the second half of 2000, primarily due to the depressed vinyl market. This weak demand along with higher electricity rates forced industry-operating rates to decline (to approximately 88% in 2000 down from 95% in 1999), which impacted the availability of caustic. Caustic demand was high and most suppliers were on order control or allocation. This tight caustic market supported several price increases, which more than offset the declining chlorine prices. Higher selling prices, lower operating costs and improved operating results in 2000 from the Sunbelt joint venture due to the increase in ECU prices offset the fees associated with the discontinued chlor alkali partnership negotiations with Occidental and contributed to the significant improvement in operating income.

   1999 Compared to 1998

   Sales and operating results in 1999 were lower than 1998 due to lower ECU pricing offset in part by higher volumes. ECU prices in 1999 were in the $225 range compared to the $340 range in 1998. Sales volumes were higher and operating rates in 1999 averaged about 95% compared with about 90% in 1998. Lower demand as a result of the Asian and the Latin American financial crisis and increased worldwide capacity resulted in a severe downturn in the industry pricing cycle beginning in late 1997, reaching a 25-year low in the third quarter of 1999, and then moving up in the fourth quarter of 1999.

  Metals

                        Nine Months Ended
                          September 30,   Year Ended December 31,
                        ----------------- -----------------------
                          2001     2000    2000    1999    1998
                        ----      ----    ----    ----    ----
                                     ($ in millions)
Sales.................. $482      $677    $880    $773    $810
Operating Income (Loss)   (3)       75      95      77      64

   Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000

   Sales decreased 29% due to a significant decline in volumes associated with the weak economy. Metals' operating results were significantly lower primarily due to the economic slowdown, which resulted in the loss of substantial volumes throughout our Metals businesses. In addition, the mill products operations in East Alton, IL took a two-week maintenance shutdown in the first nine months of 2001, with no similar shutdown in 2000. Most market segments served by our strip operations were significantly behind last year's levels. Automotive, coinage, electrical connectors, telecommunications and distributor customers had much lower demand for the industry's products. These lower volumes contributed to the decrease in operating income from $75 million in the first nine months of 2000 to a loss of $3 million in the first nine months of 2001. In addition, the strike at our East Alton facility in the first quarter had a moderate adverse impact on Metals' profits.

   2000 Compared to 1999

   Sales in 2000 increased 14% due to increased volumes and higher metal values and selling prices. Higher volumes and conversion selling prices increased sales by 9% and higher metal values accounted for 5% of the improvement. Strip shipments to the coinage, electronics and ammunition segments were higher in 2000. Oster shipments were higher as well as were those to the telecommunications market served by Olin-Aegis, our business that supplies customized and semi-customized metals packaging for hybrid integrated circuits and thick ceramic substrates for the electronics market. Shipments of strip to the automotive and building products markets were lower in 2000. Higher volumes, improved pricing and a favorable product mix along with the impact from on-going cost reduction programs more than offset the impact of the work stoppage at our East Alton facility and contributed to the improvement in operating income.

   1999 Compared to 1998

   Sales in 1999 were down 5% due to lower metal values and the loss of sales associated with the shutdown of the rod, wire and tube businesses at the end of 1998, offset in part by higher volumes. Strip volumes were higher as a result of the strength in the automotive, housing, ammunition and coinage markets. Higher demand from the distribution market improved Oster's performance. Operating income increased due to the shutdown of the unprofitable rod, wire and tube businesses, overall higher volumes in the retained businesses and favorable sales mix.

  Winchester

                 Nine Months Ended
                   September 30,   Year Ended December 31,
                 ----------------- -----------------------
                   2001     2000    2000    1999    1998
                 ----     ----     ----    ----    ----
                              ($ in millions)
Sales........... $206     $222     $277    $286    $266
Operating Income    5       21       20      21      13

   Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000

   Sales in the first nine months of 2001 were 7% lower than in the corresponding period in 2000 primarily due to lower selling prices resulting from soft domestic commercial demand in the second and third quarters, particularly for domestic commercial products, and the effects of the strike at our East Alton facility in the first quarter. International sales were down from last year due to lower foreign exchange rates. Our operating income decreased from $21 million in the first nine months of 2000 to $5 million in the first nine months of 2001. The factors affecting sales as well as an unfavorable product mix and higher personnel-related costs and the impact of the strike were the main contributors to this significant decrease in operating income.

   2000 Compared to 1999

   Sales in 2000 were slightly lower than 1999 primarily due to lower domestic commercial ammunition volumes, offset in part by higher commercial selling prices. After strong marketplace demand throughout 1999 and the first half of 2000, the market began softening in the third quarter due to an industry-wide market correction. Operating income declined slightly from 1999 due to several factors. The impact of the lower volumes, the work stoppage at our East Alton, Illinois facility, higher consulting expenses and lower fees from the Lake City Army ammunition plant more than offset the favorable impact of both higher selling prices and the Australia plant's improved results from foreign currency activity.

   In 1999, Winchester was the operator of the U.S. Army's Lake City small-caliber, ammunition plant in Independence, Missouri. The five-year contract expired at the end of 1999 and represented approximately $5 million in annual pretax profits during the year. On July 30, 1999, the Department of the Army awarded this contract to a competitor. Olin filed a protest to this award. We did not prevail in our protest of the contract award to operate this plant. Therefore, our contract to operate that facility terminated at the end of the first quarter of 2000.

   1999 Compared to 1998

   Sales were up 8% due to higher volumes offset in part by lower selling prices. Commercial sales were higher due to higher industry-wide consumer demand partially driven by Y2K concerns and improved market share. Contract sales were lower than the prior year due to reduced demand in the military product categories. Operating income was higher due to increased sales volumes and lower material costs offset in part by the lower selling prices.

Discontinued Operations

           Year Ended December 31,
           -----------------------
              1999        1998
           ----        ----
               ($ in millions)
Sales..... $73         $863
Net Income   4           40

  1999 Compared to 1998

   On February 8, 1999, we completed the spin-off of our specialty chemicals businesses as Arch Chemicals. Accordingly, the 1999 year includes the operating results of Arch Chemicals for the month of January while the 1998 year includes twelve months of operating results.

2001 Outlook

   Sales into markets served by us have been difficult to project this year. This has been true particularly in the chlor alkali market, which has a large impact on our earnings. Business conditions in all of our downstream markets remain depressed and there are no signs of improvement at this time. We expect these conditions to remain depressed through year-end. Because of this, we are monitoring all elements of our cash flows as we move forward in this economic environment. For the fourth quarter, we expect that the continued soft economy will adversely affect our chlorine and caustic pricing resulting in a further decrease in our ECU prices from third quarter levels. We have considerable leverage to ECU prices and are closely monitoring market developments in what has become a very volatile market. Our projection for the Metals segment for the fourth quarter is that overall demand from customers will not improve and could deteriorate further if the economy continues to slow. For the fourth quarter, Winchester's sales and operating results are expected to decrease from third quarter levels due to normal seasonal factors, offset in part by increasing consumer demand for some paramilitary ammunition.

Environmental Matters

                                                    Nine Months Ended
                                                      September 30,   Year Ended December 31,
                                                    ----------------  ----------------------
                                                     2001      2000    2000      1999   1998
                                                    ----      ----    ----      ----   ----
                                                                 ($ in millions)
Cash Outlays:
   Remedial and Investigatory Spending (Charged to
     Reserve)...................................... $ 22      $ 19    $ 30      $ 21   $ 20
   Capital Spending................................    2         2       3         3      2
   Plant Operations................................   13        13      17        17     17
                                                     ----      ----    ----      ----   ----
Total Cash Outlays................................. $ 37      $ 34    $ 50      $ 41   $ 39
                                                     ====      ====    ====      ====   ====
Environmental Liabilities:
   Beginning Balance............................... $110      $125    $125      $129   $133
   Charges to Income...............................   11        11      15        17     16
   Business Acquired...............................    2        --      --        --     --
   Remedial and Investigatory Spending.............  (22)      (19)    (30)      (21)   (20)
                                                     ----      ----    ----      ----   ----
Ending Balance..................................... $101      $117    $110      $125   $129
                                                     ====      ====    ====      ====   ====


   The establishment and implementation of federal, state and local standards to regulate air, water and land quality has affected and will continue to affect substantially all of our manufacturing locations. Federal legislation providing for regulation of the manufacture, transportation, use and disposal of hazardous and toxic substances, and remediation of contaminated sites, has imposed additional regulatory requirements on industry, particularly the chemicals industry. In addition, implementation of environmental laws, such as the Resource Conservation and Recovery Act and the Clean Air Act, has required and will continue to require new capital expenditures and will increase operating costs. We employ waste minimization and pollution prevention programs at our manufacturing sites.

   We are a party to various governmental and private environmental actions associated with waste disposal sites and manufacturing facilities. Associated costs of investigatory and remedial activities are provided for in accordance with GAAP governing probability and the ability to reasonably estimate future costs. Charges to income for investigatory and remedial efforts were material to operating results in 2000, 1999, and 1998 and in the first nine months of 2001, and may be material to net income in future years. Such charges to income were $15 million, $17 million and $16 million in 2000, 1999, and 1998 respectively, and $11 million in the first nine months of 2001 and 2000, respectively.

   Cash outlays for remedial and investigatory activities associated with former waste sites and past operations were not charged to income but instead were charged to reserves established for such costs identified and expensed to income in prior years or periods. Cash outlays for normal plant operations for the disposal of waste and the operation and maintenance of pollution control equipment and facilities to ensure compliance with mandated and voluntarily imposed environmental quality standards were charged to income. Total environmental-related cash outlays for 2001 are estimated to be $52 million, of which $30 million is expected to be spent on investigatory and remedial efforts, $4 million on capital projects and $18 million on normal plant operations. Historically, we have funded our environmental capital expenditures through cash flow from operations and expect to do so in the future.

   Our estimated environmental liability at the end of 2000 was attributable to 56 sites, 18 of which were Federal "Superfund" sites. Ten sites accounted for approximately 75% of our environmental liability and, of the remaining sites, no one site accounted for more than 2% of our environmental liability. Two of these ten sites are in the investigatory stage of the remediation process. In this stage, remedial investigation and feasibility studies are conducted by us, the United States Environmental Protection Agency, or EPA, or other potentially responsible parties, or PRPs, and a Record of Decision, or ROD, or its equivalent has not been issued. At five of the ten sites, a ROD or its equivalent has been issued by either the EPA or responsible state agency and we, either alone, or as a member of a PRP group, were engaged in performing the remedial measures required by that ROD. At the remaining three of the ten sites, part of the site is subject to a ROD and another part is still in the investigative stage of remediation. All ten sites were either former manufacturing facilities or waste sites containing contamination generated by those facilities.

   Our consolidated balance sheets included liabilities for future environmental expenditures to investigate and remediate known sites amounting to $101 million at September 30, 2001, $110 million at December 31, 2000, and $125 million at December 31, 1999, of which $76 million, $85 million and $100 million were classified as other noncurrent liabilities, respectively. Those amounts did not take into account any discounting of future expenditures or any consideration of insurance recoveries or advances in technology. Those liabilities are reassessed periodically to determine if environmental circumstances have changed and/or remediation efforts and their costs can be better estimated. As a result of these reassessments, future charges to income may be made for additional liabilities.

   Annual environmental-related cash outlays for site investigation and remediation, capital projects, and normal plant operations are expected to range between approximately $45 million and $55 million over the next several years. While we do not anticipate a material increase in the projected annual level of our environmental-related costs, there is always the possibility that such increases may occur in the future in view of the uncertainties associated with environmental exposures. Environmental exposures are difficult to assess for numerous reasons, including the identification of new sites, developments at sites resulting from investigatory studies, advances in technology, changes in environmental laws and regulations and their application, the scarcity of reliable data pertaining to identified sites, the difficulty in assessing the involvement and financial capability of other PRPs and our ability to obtain contributions from other parties and the lengthy time periods over which site remediation occurs. It is possible that some of these matters (the outcomes of which are subject to various uncertainties) may be resolved unfavorably against us, which could have a material adverse effect on our operating results and financial condition. At December 31, 2000, we had estimated additional contingent environmental liabilities of $40 million for site investigation and remediation at sites where we have been identified as a PRP and for potential liability related to currently unknown sites.

Liquidity, Investment Activity and Other Financial Data

  Cash Flow Data

                                                    Nine Months Ended
                                                      September 30,   Year Ended December 31,
--------------------------------------------------- ----------------  ----------------------
              Provided By (Used For)                 2001      2000    2000      1999   1998
--------------------------------------------------- ----      ----    ----      ----   -----
                                                                 ($ in millions)
Net Cash and Cash Equivalents Provided By Operating
  Activities From Continuing Operations............ $ (3)     $ 97    $181      $ 42   $ 176
Net Operating Activities...........................   (3)       97     181        23     178
Capital Expenditures...............................  (55)      (57)    (95)      (73)    (78)
Net Investing Activities...........................  (99)      (48)    (88)      (74)    (76)
Purchases of Olin Common Stock.....................  (14)       --     (20)      (11)   (112)
Net Financing Activities...........................   51       (28)    (57)       22    (209)

   In the first nine months of 2001, income from continuing operations exclusive of non-cash charges, borrowings under committed and uncommitted bank lines of credit and cash equivalents on hand were used to finance our working capital requirements, capital and investment projects, dividends, the purchase of our common stock and long-term debt repayments.

   In the twelve months ended December 31, 2000, cash flows from operations were used to finance our working capital requirements, capital and investment projects, dividends, and the purchase of our common stock.

  Operating Activities

   In the first nine months of 2001, the decrease in cash provided by operating activities of continuing operations was primarily attributable to lower operating results and a higher investment in working capital. The liquidation of higher 2000 year-end accounts payable and accrued liability balances was the main contributor to the increased working capital requirements. Additionally, the current accounts payable and accrued liability levels are lower than normal primarily due to the lower volume of Metals business resulting from the impact of the soft economy on its markets.

   In the twelve months ended December 31, 2000, the increase in cash flow from operating activities of continuing operations from the twelve months ended December 31, 1999 was primarily attributable to higher operating income and a lower investment in working capital, which included a tax refund. In the twelve months ended December 31, 2000, we received approximately $19 million as a result of a tax refund.

   In the twelve months ended December 31, 1999, net cash flow from operating activities was lower than in the twelve months ended December 31, 1998 due to the lower level of operating income and a tax refund received in 1998 of approximately $80 million related to taxes paid on capital gains in prior years.

  Capital Expenditures

   Capital spending of $55 million in the first nine months of 2001 was $2 million lower than in the corresponding period in 2000. For the total year, capital spending is expected to be in the $70 million range, compared with $95 million in 2000. The majority of the capital spending in the first nine months of 2001 and for the total year 2001 will be on projects that were begun in 2000, primarily in the Metals segment to expand production capacity in its higher value added product categories, in particular high performance alloys. In 2002, we plan to manage our capital spending at a level approximating 50% of depreciation.

   Capital spending in the twelve months ended December 31, 2000 of $95 million was 30% higher than in the twelve months ended December 31, 1999. The capital spending increase was primarily in the Metals segment to expand production capacity in its higher value-added product categories, in particular high performance alloys. These products are patented, specialty copper alloys that provide value-added benefits to global customers in the computer, telecommunications and automotive industries. Capital spending in the twelve months ended December 31, 2000 was approximately 120% of depreciation compared to 95% in the twelve months ended December 31, 1999.

   Capital spending of $73 million in the twelve months ended December 31, 1999 was lower than in the twelve months ended December 31, 1998 due to lower levels of capital spending associated with the implementation of the client-server system and certain capital expenditures in 1998 to facilitate the spin-off of Arch Chemicals, primarily in the information technology area. Capital spending in the twelve months ended December 31, 1999 was approximately 95% of depreciation compared with about 100% in the twelve months ended December 31, 1998.

  Investing Activities

   In June 2001, we acquired the stock of Monarch for approximately $49 million. Monarch was a privately held, specialty brass manufacturer headquartered in Waterbury, CT, with revenues of approximately $95 million in 2000. It produces and distributes an array of high performance copper alloys and other materials used for applications in electronics, telecommunications, automotive products and building products. We financed the purchase price through our credit lines. The purchase price exceeded the fair value of the identifiable net assets acquired by $19 million, which is being amortized on a straight-line basis over 30 years.

   During 1999, we completed the purchase of a manufacturer of microelectronic packages in England and a metal distribution company in Puerto Rico for a total of $3 million.

   In 1998, we sold our microelectronic packaging unit at Manteca, California, for $4 million in cash.

  Financing Activities

   We intend to use the net proceeds of this offering to repay our $100 million aggregate principal amount 8.0% Notes Due 2002 and to repay our short-term indebtedness (estimated to be approximately $70 million on the anticipated closing date), a portion of which is outstanding under our existing credit facility. Any remaining proceeds will be available for general corporate purposes. Prior to December 31, 2001, we expect to enter into a new three-year senior revolving credit facility of up to $165 million, including a $50 million sublimit for letters of credit. We believe that the net proceeds of this offering together with the senior credit facility will provide sufficient liquidity to meet our anticipated future needs. See "Description of Certain Indebtedness".

   At September 30, 2001, we had a $165 million line of credit under an unsecured revolving credit agreement with a group of banks, of which $10 million was used. In addition, we had a $25 million line of credit with another bank, none of which was used. We may select various floating rate borrowing options under each of these lines of credit. These credit facilities include various customary restrictive covenants including restrictions related to the ratio of debt to earnings before interest, taxes, depreciation and amortization and the ratio of earnings before interest, taxes, depreciation and amortization to interest.

   During the first nine months of 2001, we used $14 million to repurchase 694,870 shares of our common stock. During the first nine months of 2000, we repurchased no shares of our common stock. During 2000, 1999 and 1998, we used $20 million, $11 million and $112 million to repurchase 1.2 million, 0.9 million and 3.1 million shares of our stock, respectively. Our board of directors has approved two share repurchase programs to repurchase a total of 10 million shares of our outstanding common stock.

   The percent of total debt to total capitalization increased to 55% at September 30, 2001, from 41% at year-end 2000. The increase from year-end 2000 was due to the increase in short-term borrowings and lower shareholders' equity at September 30, 2001. Our percentage of total debt to total capitalization decreased to 41% at December 31, 2000, from 43% at year-end 1999 and was 23% at year-end 1998. Contributing to the increase in 1999 was the reduction to equity resulting from the spin-off of Arch Chemicals.

   In the first nine months of 2001, we paid a first, second and third-quarter dividend of $0.20 per share. In October 2001, our board of directors declared a quarterly dividend of $0.20 per share on our common stock, which is payable on December 10, 2001, to shareholders of record on November 9, 2001. Prior to the spin-off of Arch Chemicals in February 1999, we borrowed $75 million under a credit facility, which was assumed by Arch Chemicals. We used these funds for general corporate purposes, including share repurchases.

   In May of 1998, we repaid $38 million of our 7.97% notes.

   During 1992, we swapped interest payments on $50 million principal amount of its 8% notes due 2002, to a floating rate (6.46406% at December 31, 2000). In June 1995, we offset this transaction by swapping interest payments to a fixed rate of 6.485%.

New Accounting Standards

   As of January 1, 2001, we adopted Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138. SFAS No. 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated as a hedge and, if so, the type of hedge. For derivatives designated as a fair value hedge, the changes in the fair value are recognized in earnings. For derivatives designated as a cash flow hedge, the changes in fair value are recognized in other comprehensive income until the hedged item is recognized in earnings. Ineffective portions are recognized currently in earnings. Unrealized gains and losses on derivatives not qualifying for hedge accounting are recognized currently in earnings. As a result of adopting SFAS No. 133 on January 1, 2001, we recorded a pretax $1 million decline in fair value to Accumulated Other Comprehensive Loss. The unfavorable ineffective portion of changes in fair value resulted in less than a one hundred thousand dollar charge to earnings. Offsetting the above, assets totaling $1 million and liabilities totaling $2 million were recorded at January 1, 2001.

   During the third quarter of 2001, Financial Accounting Standards Board, or FASB, issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of this statement. Goodwill amortization for the nine months ended September 30, 2001 was approximately $1 million. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." At this time, it is not practical to reasonably estimate the impact of adopting these statements on our financial statements.

   The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 143 requires that the fair value of a liability for an asset retirement be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that one accounting model be used for long-lived assets to be disposed of by sale whether previously held and used or newly acquired. In addition, it broadened the presentation of discontinued operations to include more disposal transactions. At this time, it is not practical to reasonably estimate the impact of adopting these statements on our financial statements.

Derivative Financial Instruments

   We enter into forward sales and purchase contracts and currency options to manage currency risk resulting from purchase and sale commitments denominated in foreign currencies (principally Australian dollar and Canadian dollar) and relating to particular anticipated but not yet committed purchases and sales expected to be denominated in those currencies. All of the currency derivatives expire within one year and are for United States dollar equivalents. At December 31, 2000, we had a forward contract to buy a foreign currency with face value of $4 million and no forward contracts to sell foreign currencies. At December 31, 1999, we had forward contracts to sell foreign currencies with face values of $7 million and no forward contracts to buy foreign currencies. The fair market value of the forward contracts to buy and sell at December 31, 2000 and 1999 approximated the carrying values. We had no outstanding option contracts at December 31, 2000 and 1999.

   In accordance with SFAS No. 52, "Foreign Currency Translation," a transaction is classified as a hedge when the foreign currency is designated as, and is effective as, a hedge of a foreign currency commitment and the foreign currency commitment is firm. A hedge is considered by us to be effective when the transaction reduces the currency risk on its foreign currency commitments. If a transaction does not meet the criteria to qualify as a hedge, it is considered to be speculative. For a foreign currency commitment that is classified as a hedge, any gain or loss on the commitment is deferred and included in the basis of the underlying instrument. Any realized and unrealized gains or losses associated with foreign currency commitments that are classified as speculative are recognized in the current period and are included in Selling and Administration in the consolidated statements of income. If a foreign currency transaction previously considered as a hedge is terminated before the transaction date of the related commitment, any deferred gain or loss shall continue to be deferred and included in the basis of the underlying investment. Premiums paid for currency options and gains or losses on forward sales and purchase contracts are not material to operating results.

   Depending on market conditions, we may enter into futures contracts and put and call option contracts in order to reduce the impact of metal price fluctuations, principally in copper, lead and zinc. In accordance with SFAS No. 80, "Accounting for Futures Contracts," futures contracts are classified as a hedge when the item to be hedged exposes us to price risk and the futures contract reduces that risk exposure. Futures contracts that relate to transactions that are expected to occur are accounted for as a hedge when the significant characteristics and expected terms of the anticipated transaction are identified and it is probable that the anticipated transaction will occur. If a transaction does not meet the criteria to qualify as a hedge, it is considered to be speculative. Any gains or losses associated with futures contracts that are classified as speculative are recognized in the current period. If a futures contract that has been accounted for as a hedge is closed or matures before the date of the anticipated transaction, the accumulated change in value of the contract is carried forward and included in the measurement of the related transaction.

   We use cash flow hedges of commodities such as copper, zinc, nickel and lead to provide a measure of stability in managing our exposure to price fluctuations. We also use foreign currency positions and fair value hedges of interest rate swaps as a means of hedging these exposures.

   At September 30, 2001, other comprehensive income (loss) included a pretax decline in fair value of $9 million. In addition, the unfavorable ineffective portion of changes in fair value resulted in a $1 million charge to earnings for the first nine months of September 30, 2001. Offsetting the above, there were assets totaling $2 million and liabilities totaling $12 million.

   Our foreign currency contracts and certain commodity derivatives did not meet the criteria of SFAS No. 133 to qualify for hedge accounting. The cumulative effect of items not qualifying for hedge accounting for the first nine months of 2001 was not material to earnings.

Risk Management

   We periodically evaluate risk retention and insurance levels for product liability, property damage and other potential areas of risk. Based on the cost and availability of insurance and the likelihood of a loss occurring, our management decides the amount of insurance coverage to purchase from unaffiliated companies and the appropriate amount of risk to retain. The current levels of risk retention are believed to be appropriate and are consistent with those of other companies in the various industries in which we operate.

Quantitative and Qualitative Disclosures About Market Risk

   We are exposed to market risk in the normal course of our business operations due to our operations in different foreign currencies, our purchases of certain commodities and our ongoing investing and financing activities. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies and procedures governing our management of market risks and the uses of financial instruments to manage exposure to such risks.

   The primary purpose of our foreign currency hedging activities is to manage currency risks resulting from purchase and sale commitments in foreign currencies (principally Australian dollar and Canadian dollar) and relating to particular anticipated purchases and sales expected to be denominated in those same foreign currencies. Foreign currency hedging activity is not material to our consolidated financial position, results of operations or cash flow.

   Certain raw materials, namely copper, lead and zinc, used primarily in our Metals and Winchester segments' products are subject to price volatility. Depending on market conditions, we may enter into futures contracts and put and call option contracts in order to reduce the impact of metal price fluctuations. As of September 30, 2001, we maintained open positions on futures contracts totaling $70 million. Assuming a hypothetical 10% increase in commodity prices which are currently hedged, we would experience a $7 million increase in our cost of related inventory purchased, which would be offset by a corresponding increase in the value of related hedging instruments.

   We are exposed to changes in interest rates primarily as a result of our investing and financing activities. Investing activity is not material to our consolidated financial position, results of operations or cash flow. Our current debt structure is used to fund business operations and maintain liquidity. At September 30, 2001, we had $231 million of long-term debt and $98 million of short-term debt. All short-term debt and $36 million of long-term debt are at variable rates. We have interest rate swaps to hedge underlying debt obligations. Interest rate swap activity is not material to our consolidated financial position, results of operations or cash flow.

   If the actual change in interest rates or commodities pricing is substantially different than expected, the net impact of interest rate risk or commodity risk on our cash flow may be materially different than that disclosed above.

   We do not enter into any derivative financial instruments for speculative purposes.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

   The following is a summary of certain of our indebtedness and obligations that will be outstanding following consummation of this offering. To the extent such summary contains descriptions of the senior credit facility, the credit agreement relating to the senior credit facility, our Sunbelt joint venture's Guaranteed Senior Secured Notes due 2017, the note purchase agreement governing those notes, our guaranty of some of those notes, the 7.11% Medium-Term Notes, Series A, Due 2005 and the indenture governing them, such descriptions do not purport to be complete and are qualified in their entirety by reference to those and related documents, copies of which we will provide you upon request as described under "Incorporation of Certain Documents By Reference" in the accompanying prospectus.

Senior Credit Facility

   General. Prior to December 31, 2001, we expect to enter into a new three-year senior revolving credit facility of up to $165 million, including a $50 million sublimit for letters of credit. We refer to this facility as our senior credit facility. The availability of borrowings under the senior credit facility is conditioned upon the completion of this offering, among other things.

   Use of the Senior Credit Facility. The senior credit facility is available for general corporate purposes, including acquisitions.

   Security. In the event that our ratio of Consolidated Total Debt to Consolidated EBITDA (as defined under the senior credit facility) is greater than or equal to 3.75 to 1.0, our obligations under the senior credit facility will be secured by a security interest in all of our U.S. inventory and receivables. No assets of our subsidiaries will secure our obligations under our senior credit facility. If we are required to grant security under the senior credit facility, those liens will be released if our ratio of Consolidated Total Debt to Consolidated EBITDA (as defined under the senior credit facility) is less than or equal to 3.75 to 1.0 for two consecutive fiscal quarters or if, after June 30, 2002, our ratio of Consolidated Total Debt to Consolidated EBITDA (as defined under the senior credit facility) is less than 3.25 to 1.0.

   Amortization; Interest; Fees; Maturity. The senior credit facility will be available until December 2004, unless terminated earlier under certain circumstances. Our borrowings under the senior credit facility bear interest at a rate equal to, at our option, either (1) the base rate (which is based on the higher of the prime rate most recently announced by the Agent or the Federal Funds rate plus one-half of 1%) or (2) the adjusted applicable London interbank offered rate (as defined under the senior credit facility), in each case plus an applicable margin (determined by reference to our ratio of Consolidated Total Debt to Consolidated EBITDA (as defined under the senior credit facility)). The credit agreement relating to our senior credit facility also provides for a competitive bid option to determine the applicable margin, which permits us to solicit applicable margin bids from lenders participating in the senior credit facility. In addition, the senior credit facility initially will be subject to a fee of 0.125% of the aggregate availability under the senior credit facility (irrespective of usage) per year (subject to adjustment as determined by reference to our ratio of Consolidated Total Debt to Consolidated EBITDA (as defined under the senior credit facility)) and, if we use more than 33% of the availability under the senior credit facility, a utilization fee of 0.125% per annum (subject to adjustment as determined by reference to our ratio of Consolidated Total Debt to Consolidated EBITDA (as defined under the senior credit facility)).

   Covenants and Events of Default. The credit agreement relating to the senior credit facility contains, among other things, covenants restricting our ability to create liens, merge or dispose of substantially all of our assets, change our business and, in the case of our subsidiaries, incur indebtedness and guaranties, or create liens. The senior credit facility also contains financial maintenance covenants.

   The credit agreement relating to the senior credit facility also includes events of default usual for this type of senior credit facility and transaction, including but not limited to nonpayment of principal or interest, violation of covenants, incorrectness of representations or warranties, cross defaults and cross acceleration, bankruptcy, material judgments, ERISA, actual or asserted invalidity of the security documents and certain changes of control of our company. The occurrence of any event of default could result in the acceleration of our obligations under the senior credit facility, which could materially and adversely affect you.

7.11% Medium-Term Notes, Series A, Due 2005

   We have outstanding $50 million in aggregate principal amount of 7.11% Medium-Term Notes, Series A, Due 2005, which we refer to as MTNs. The MTNs bear interest at a rate of 7.11% per year, payable semi-annually on June 1 and December 1 of each year, and will mature on June 1, 2005. The MTNs are not redeemable prior to their maturity date. The MTNs are unsecured senior obligations of our company and rank equally with our other senior indebtedness. The indenture governing the MTNs contains restrictive covenants substantially identical to those contained in the indenture governing the notes.

Our Guarantee of $97.5 million of our Sunbelt Joint Venture's Indebtedness

   Pursuant to a note purchase agreement dated December 22, 1997, our Sunbelt joint venture sold $97.5 million of Guaranteed Senior Secured Notes Due 2017, Series O, guaranteed by us, and $97.5 million of Guaranteed Senior Secured Notes Due 2017, Series G, guaranteed by PolyOne. We refer to these notes as the Sunbelt Notes. The Sunbelt Notes bear interest at a rate of 7.23% per annum, payable semiannually in arrears on each June 22 and December 22.

   The note purchase agreement with respect to the Sunbelt Notes includes covenants applicable to our Sunbelt joint venture, including covenants restricting transactions with affiliates, mergers and consolidations, liens, subsidiaries, sale of assets and debt service coverage ratio. The notes are senior in right of payment to all subordinated debt (as defined in the Subordination Agreement) of our Sunbelt joint venture. Events of default under the note purchase agreement applicable to our Sunbelt joint venture include failure to make timely payments of principal, and subject to a grace period, interest, failure to comply with certain covenants, and after a grace period, any terms of the note purchase agreement, breach of representations or warranties, failure to make timely payments of principal of material debt instruments, insolvency or bankruptcy of the Sunbelt joint venture, insolvency or bankruptcy of either us or PolyOne, but only if the Sunbelt joint venture is not in compliance with certain financial ratios, material judgments and the failure of our or PolyOne's guarantee to be in full force and effect.

   We have guaranteed Series O of the Sunbelt Notes, and PolyOne has guaranteed Series G of the Sunbelt Notes, in both cases pursuant to customary guaranty agreements. Our guarantee and PolyOne's guarantee are several, rather than joint. An insolvency or bankruptcy of PolyOne will not automatically trigger acceleration of the Sunbelt Notes or cause us to be required to make payments under our guaranty, even if PolyOne is required to make payments under its guarantee. The guarantee agreement relating to our guarantee of Series O of the Sunbelt Notes contains, among other things, covenants substantially identical to those contained in the indenture governing the notes.

   In certain circumstances, we may be required to repay the Sunbelt Notes prior to their maturity. We and PolyOne have agreed that, if we or PolyOne intend to transfer our respective interests in the Sunbelt joint venture and the transferring party is unable to obtain consent from holders of 80% of the aggregate principal amount of the indebtedness related to the guaranty being transferred after good faith negotiations, then we and PolyOne will be required to repay our respective portions of the Sunbelt Notes. In such event, any make whole or similar penalties or costs will be paid by the transferring party.

                           DESCRIPTION OF THE NOTES

   The following description of the particular terms of the notes supplements the description of the general terms of the debt securities set forth under the heading "Description of Debt Securities" in the accompanying prospectus. If the descriptions are inconsistent, this prospectus supplement controls. Capitalized terms used in this prospectus supplement that are not otherwise defined will have the meanings given to them in the accompanying prospectus. The following statements with respect to the notes are summaries, do not purport to be complete and are subject to, and qualified by reference to, the provisions of the notes and the Senior Indenture. Please see "Description of Debt Securities" in the accompanying prospectus for a summary of other terms governing the notes not described in this prospectus supplement.

General

   We will issue the notes as a separate series of debt securities under the Senior Indenture, dated as of June 15, 1992, between us and JPMorgan Chase Bank, as Trustee, as described in the accompanying prospectus. For a more complete description of the Senior Indenture, see "Description of Debt Securities" in the accompanying prospectus. The notes are our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness. We will issue the notes with an initial aggregate principal amount of $200,000,000.

   The notes will mature on   , 20 , and will accrue interest at a rate of   %
per annum. The notes will bear interest from    , 2001, payable on    and    of
each year, commencing   , 2002. Interest will be computed on the basis of a
360-day year of twelve 30-day months. Interest will be payable generally to the
person in whose name the note is registered at the close of business on    or
 next preceding the    or interest payment date.

   The notes will be issued in fully registered form only in denominations of $1,000 and integral multiples of $1,000. We will initially issue the notes in global book-entry form. So long as the notes are in book-entry form, we will make payments on the notes to the depository or its nominee, as the registered owner of the notes, by wire transfer of immediately available funds. See "--Book-Entry System."

   The Senior Indenture does not limit the amount of debt securities that we may issue under the Senior Indenture, and we may issue debt securities in one or more series up to the aggregate offering amount authorized by us for each series. We may, without the consent of the holders of the notes, increase the principal amount of the notes by issuing additional notes in the future with the same CUSIP number as the notes offered hereby. The notes and the additional notes, if any, will be treated as a single class for all purposes of the Senior Indenture, including waivers, amendments and redemptions. Unless the context otherwise requires, for all purposes of the Senior Indenture and this "Description of the Notes" and the "Description of Debt Securities" in the accompanying prospectus, references to the notes include any additional notes actually issued.

   If any interest payment date, redemption date or the maturity date of the notes is not a business day at any place of payment, then payment of the principal, premium, if any, and interest on the notes may be made on the next business day at that place of payment. In that case, no interest will accrue on the amount payable for the period from and after the applicable interest payment date, redemption date or maturity date, as the case may be.

   You will not have the right to require us to redeem or repurchase the notes at your option.

Certain Covenants

   The notes will be subject to the covenants contained in the Senior Indenture. For a description of these covenants, see "Description of Debt Securities--Certain Covenants With Respect To Senior Securities."

Events of Default

   The notes will be subject to Events of Default contained in the Senior Indenture. For a description of these Events of Default, see "Description of Debt Securities--Events of Default, Notice and Waiver."

Optional Redemption

   We may redeem the notes in whole at any time or in part from time to time, at our option, on at least 30 but not more than 60 days prior notice, at a redemption price equal to the greater of:

  .  100% of the principal amount of such notes, and

  . the present value of the Remaining Scheduled Payments (as defined below) on the notes being redeemed on the redemption date, discounted to the date of redemption, on a semiannual basis, at the Treasury Rate (as defined
     below) plus   (.  %),

plus, in each case, accrued interest on the notes to the redemption date.

   In determining the redemption price and accrued interest, interest shall be calculated on the basis of a 360-day year consisting of twelve 30-day months.

   Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions of the notes called for redemption and those notes will cease to be outstanding.

   "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes. "Independent Investment Banker" means Banc of America Securities LLC and/or Salomon Smith Barney Inc.

   "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

   "Reference Treasury Dealer" means Banc of America Securities LLC and Salomon Smith Barney Inc. and their respective successors, and, at our option, other primary U.S. government securities dealers in New York City selected by us.

   "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

   "Remaining Scheduled Payments" means, with respect to any note, the remaining scheduled payments of the principal and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

   "Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Sinking Fund; Mandatory Redemption; Open Market Purchases

   We are not required to make any mandatory redemption or sinking fund payments with respect to the notes. We may at any time and from time to time purchase notes in the open market or otherwise.

Defeasance

   The notes are subject to defeasance under the conditions described in the accompanying prospectus and the Senior Indenture.

Book-Entry System

   We will initially issue the notes in book-entry form and the notes will be represented by one or more global securities in registered form, without coupons, which will be issued in a denomination equal to the aggregate outstanding principal amount of the notes and deposited with, or on behalf of, The Depository Trust Company ("DTC"), as Depository.

   The notes will be represented by global securities registered in the name of Cede & Co., as a nominee of DTC. The information set forth under "Description of Debt Securities--Global Certificates" in the accompanying prospectus will apply to the notes. Thus, beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except under the circumstances described below and in the attached prospectus, owners of beneficial interests in the Global Securities will not be entitled to receive notes in definitive form and will not be considered holders of notes.

    We understand that DTC is:

  .  a limited-purpose trust company organized under the New York Banking Law,

  .  a "banking organization" within the meaning of the New York Banking Law,

  .  a member of the Federal Reserve System,

  . a "clearing corporation" within the meaning of the New York Uniform Commercial Code and

  . a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

   DTC holds securities that its participants deposit with it. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in the participants' accounts, which eliminates the need for physical movement of securities certificates. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities. Direct participants of DTC include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers (which may include the underwriters), banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

   So long as DTC, or its nominee, is the registered holder and owner of such global securities, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global securities for the purposes of receiving payment on the notes, receiving notices and for all other purposes under the Senior Indenture and the notes. Except as described in the accompanying prospectus, owners of beneficial interests in the global securities will not be entitled to receive physical delivery of notes in definitive form and will not be considered the holders thereof for any purpose under the Senior Indenture. Accordingly, each person owning a beneficial interest in the global securities must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Senior Indenture.

   The Senior Indenture provides that DTC may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the Senior Indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in such global securities desires to give or take any action which a holder is entitled to give or take under the Senior Indenture, DTC would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners through them.

   Purchases of notes under DTC's system must be made by or through direct participants, which will receive a credit for those book-entry notes on DTC's records. The ownership interest of each actual purchaser of each note represented by a global security, commonly known as the beneficial owner, is in turn to be recorded on the records of the direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but they are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in a global security are to be accomplished by entries made on the books of the participants acting on behalf of the beneficial owners. Beneficial owners of a global security will not receive certificated notes representing their ownership interests therein, except in the event that use of the book-entry system for the book-entry notes is discontinued.

   To facilitate subsequent transfers, all global securities which are deposited with, or on behalf of, DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of global securities with, or on behalf of, DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global securities representing the book-entry notes. DTC's records reflect only the identity of the direct participants to whose accounts the book-entry notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Any redemption notices shall be sent to Cede & Co. If less than all of the securities of a series or class are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

   Neither DTC nor Cede & Co. will consent or vote with respect to the global securities. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the book-entry notes are credited on the applicable record date.

   We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest on the global securities will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global securities as shown on the records of DTC. We will make payments of principal, premium, if any, and interest, if any, on the global securities registered in the name of and held by DTC or its nominee in immediately available funds to DTC or its nominee. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such date. We expect payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the sole responsibility of such participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is our responsibility and that of the trustee, disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of those payments to the beneficial owners shall be the responsibility of direct participants and indirect participants.

   A beneficial owner shall give notice of any option to elect to have its book-entry notes repaid by us, through its participant, to the Trustee, and shall effect delivery of such book-entry notes by causing the direct participant to transfer the participant's interest in the global security or securities representing such book-entry notes, on DTC's records, to the Trustee. The requirement for physical delivery of book-entry notes in connection with a demand for repayment will be deemed satisfied when the ownership rights in the global security or securities representing such book-entry notes are transferred by direct participants on DTC's records.

   DTC may discontinue providing its services as securities depository with respect to the book-entry notes at any time by giving us and the Trustee reasonable notice. Under these circumstances, in the event that a successor securities depository is not obtained, certificated notes are required to be printed or delivered. We may decide to discontinue use of the system of book-entry transfers through DTC, or a successor securities depository. In that event, certificated notes will be printed and delivered.

   The foregoing information with respect to DTC has been provided to the financial community by DTC for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

   The information in this section concerning DTC and DTC's system has been obtained from sources that we believe to be reliable, but neither we nor any underwriter takes any responsibility for the accuracy of the information.

Same-Day Settlement and Payment

   Settlement for the notes will be made by the underwriters in immediately available funds. So long as DTC continues to make its "Same-Day Funds Settlement System" available to us:

  . We will make all payments of principal and interest on the notes in immediately available funds.

  . The notes will trade in DTC's Same-Day Funds Settlement System until maturity.

                  UNITED STATES TAXATION FOR NON-U.S. PERSONS

General

   This section summarizes the material U.S. tax consequences to non-U.S. persons. It represents the views of our tax counsel, Cravath, Swaine & Moore. However, the discussion is limited in the following ways:

  . The discussion only covers you if you buy your notes in the initial offering.

  . The discussion only covers you if you hold your notes as a capital asset (that is, for investment purposes), and if you do not have a special tax status.

  . The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of notes. We suggest that you consult your tax advisor about the consequences of holding notes in your particular situation.

  . The discussion is based on current law. Changes in the law may change the tax treatment of the notes (perhaps retroactively).

  .  The discussion does not cover state, local or foreign law.

   If you are considering buying notes, we suggest that you consult your tax advisors about the tax consequences of holding the notes in your particular situation.

   For purposes of the following discussion a "non-U.S. person" is:

  .  an individual that is not a citizen or resident of the United States;

  . a corporation or other entity treated as a corporation for United States federal income tax purposes organized or created under non-U.S. law; or

  .  an estate or trust that is not taxable in the U.S. on its worldwide income.

U.S. Federal Withholding and Income Tax

   The 30% U.S. federal withholding tax will not apply to any payment of principal or interest on a note to a non-U.S. person provided that:

  . the non-U.S. person does not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the U.S. Treasury regulations;

  . the non-U.S. person is not a controlled foreign corporation that is related to us through stock ownership; and

  . (a) the non-U.S. person provides its name and address on an Internal Revenue Service Form W-8BEN (or successor form), and certifies, under penalty of perjury, that such non-U.S. person is not a U.S. person, (b) a financial institution holds the notes on a non-U.S. person's behalf and certifies, under penalty of perjury, that it has received an Internal Revenue Service Form W-8BEN (or successor form) from the beneficial owner and provides us with a copy or (c) the non-U.S. person holds the notes through an intermediary that is a "qualified intermediary" for U.S. tax purposes and certain requirements are satisfied.

   If such non-U.S. person cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the non-U.S. person provides us with a properly executed (1) Internal Revenue Service Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of a tax treaty or (2) Internal Revenue Service Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the non-U.S. person's conduct of a trade or business in the United States.

   The 30% U.S. federal withholding tax will not apply to any gain that a non-U.S. person realizes on the sale, exchange, retirement or other disposition of the note.

   If a non-U.S. person is engaged in a trade or business in the United States (or, where a treaty applies, has a permanent establishment in the United States) and interest on the notes is effectively connected with the conduct of that trade or business (or is attributable to such permanent establishment, as the case may be), the non-U.S. person will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax) in the same manner as if the non-U.S. person were a U.S. person. In addition, if the non-U.S. person is a foreign corporation, it may be subject to a branch profit tax equal to 30% (or lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year (within the meaning of the Code), subject to adjustments. For this purpose, interest on the notes will be included in earnings and profits.

   Any gain realized on the disposition of a note generally will not be subject to U.S. federal income tax unless (1) that gain is effectively connected with the conduct by the non-U.S. person of a trade or business in the United States (or, where a treaty applies, is attributable to a permanent establishment in the United States), (2) the non-U.S. person is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met or (3) the gain represents accrued interest, in which case the rules for interest described above will apply.

U.S. Federal Estate Tax

   The estate of an individual non-U.S. person will not be subject to U.S. federal estate tax on a note beneficially owned by the individual at the time of his death, provided that (1) such individual did not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the U.S. Treasury regulations) and (2) interest on the note would not have been, if received at the time of the individual's death, effectively connected with his conduct of a trade or business in the United States.

Information Reporting and Backup Withholding

   Information reporting and backup withholding apply to the non-U.S. person as follows:

  . Principal and interest payments you receive will be automatically exempt from the usual rules if you are a non-U.S. person exempt from withholding tax on interest, as described above. The exemption does not apply and a backup withholding tax at a rate not to exceed 31% may apply if the withholding agent or an intermediary knows or has reason to know that you should be subject to the usual information reporting or backup withholding rules. In addition interest payments made to you may be reported to the IRS on Form 1042-S.

  . Sale proceeds you receive on a sale of your notes through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption. In particular, information reporting and backup withholding may apply if you use the U.S. office of a broker, and information reporting (but not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S. In general, you may file Form W-8BEN to claim an exemption from information reporting and backup withholding. We suggest that you consult your tax advisor concerning information reporting and backup withholding on a sale.

   The preceding discussion of certain U.S. federal tax considerations is for general information only. It is not tax advice. You should consult your own tax advisor regarding the particular U.S. federal, state, local, and foreign tax consequences of purchasing, holding, and disposing of our notes, including the consequences of any proposed change in applicable laws.

                                 UNDERWRITING

   Subject to the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

                                                         Principal Amount
                             Name                            of notes
                             ----                        ----------------
       Banc of America Securities LLC...................     $
       Salomon Smith Barney Inc.
                                                             ------------
          Total.........................................     $200,000,000
                                                             ============

   The Underwriting Agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by their counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

   The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a
concession not to exceed   % of the principal amount of the notes. The
underwriters may allow, and dealers may reallow, a concession not in excess of
 % of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the public offering price and concessions may be changed.

   The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                      Paid by Olin
                                                      ------------
              Per note...............................      %

   In connection with the offering, Banc of America Securities LLC and Salomon Smith Barney, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Banc of America Securities LLC and Salomon Smith Barney, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

   Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

   We estimate that our total expenses for this offering will be approximately $1 million.

   The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Banc of America Securities LLC's banking affiliate is Bank of America, N.A., or BofA, which is a lender under our existing credit facility and is expected to be a lender under our senior credit facility. Salomon Smith Barney Inc.'s banking affiliate is Citibank, N.A., or Citibank. Citibank is a lender under our existing credit facility and is expected to be the agent of, and a lender under, our senior credit facility. Salomon Smith Barney Inc. is expected to act as the lead arranger for our senior credit facility. The decision of Banc of America Securities LLC and Salomon Smith Barney Inc. to underwrite the notes was made independent of BofA and Citibank, as applicable. Neither BofA nor Citibank had any involvement in determining whether or when to underwrite the notes under this offering or the terms of this offering. Neither Banc of America Securities LLC nor Salomon Smith Barney Inc. will receive any benefit from this offering other than the discount to the offering price described in this prospectus supplement.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

   Certain legal matters with respect to the notes we are offering will be passed upon for us by Cravath, Swaine & Moore, New York, New York, and Hunton & Williams, Richmond, Virginia. The underwriters have been represented by Cahill Gordon & Reindel, New York, New York.

                                    EXPERTS

   Our consolidated financial statements and schedules as of December 31, 2000 and 1999 and for each of the years in the three year period ended December 31, 2000 incorporated by reference herein have been incorporated herein in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference in this prospectus the information contained in the following documents.

  . our annual report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC on March 7, 2001;

  . our quarterly reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001, and September 30, 2001 filed with the SEC on May 11, 2001, August 13, 2001 and November 13, 2001, respectively;

  .  our definitive proxy statement filed with the SEC on March 7, 2001;

  . our current reports on Form 8-K, filed on December 3, 2001, and June 26, 2001; and

  . all documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until all the securities that we may offer under this prospectus supplement and the accompanying prospectus are sold.

   You may obtain copies of those documents from us, free of cost by contacting us at the address or telephone number provided in "Incorporation of Certain Documents By Reference" in the accompanying prospectus.

   Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

Prospectus

                               Olin Corporation

                                Debt Securities
                                Preferred Stock
                                 Common Stock
                                   Warrants

                               -----------------

   Olin Corporation intends to issue from time to time unsecured senior or subordinated debt securities, warrants to purchase debt securities, preferred stock, warrants to purchase preferred stock, common stock and warrants to purchase common stock, having an aggregate initial public offering price not to exceed $400,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies, including European Currency Units, on terms to be determined at the time of sale. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest in our securities.

   Our common stock is listed on The New York, Chicago and Pacific Stock Exchanges under the symbol "OLN." If we decide to seek a listing of any debt securities, warrants to purchase debt securities, preferred stock, warrants to purchase preferred stock, common stock and warrants to purchase common stock offered by this prospectus, the related prospectus supplement will disclose the exchange or market on which the securities will be listed or where we have made an application for listing.

   The securities may be sold directly by us, or through agents designated from time to time, or through underwriters or dealers. If any of our agents, or any underwriters are involved in the sale of securities, the names of such agents or underwriters and any applicable fees, commissions or discounts and the net proceeds to us from such sale will be set forth in the applicable prospectus supplement. We may also issue the securities to one or more persons in exchange for our outstanding securities that were acquired by such persons from third parties in open market transactions or in privately negotiated transactions. The newly issued securities in such cases may be offered pursuant to this prospectus and the applicable prospectus supplement by such persons acting as principal for their own accounts, at market prices prevailing at the time of sale, at prices otherwise negotiated or at fixed prices. Unless otherwise indicated in the applicable prospectus supplement, we will only receive outstanding securities and will not receive cash proceeds in connection with such exchanges or sales. See "Plan of Distribution."

   This prospectus may be used to offer and sell securities only if accompanied by the prospectus supplement for those securities.

                               -----------------

   These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               -----------------

                The date of this Prospectus is December 3, 2001

   In connection with an offering, the underwriters, if any, for such offering may over-allot or effect transactions which stabilize or maintain the market prices of the offered securities at levels above those which might otherwise prevail in the open market. Such transactions may be effected in the open market. Such stabilizing, if commenced, may be discontinued at any time.

                               TABLE OF CONTENTS

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
Available Information..................  1
Incorporation of Certain Documents by
  Reference............................  1
Olin Corporation.......................  2
Use of Proceeds........................  2
Description of Debt Securities.........  2

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
Description of Capital Stock...........  12
Description of Securities Warrants.....  19
Plan of Distribution...................  20
Legal Matters..........................  21
Experts................................  21

                             AVAILABLE INFORMATION

   We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. Our filings with the SEC are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any materials we file with the SEC at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional office of the SEC at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. In addition, copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

   We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, or the Securities Act, with respect to the securities offered hereby. For further information with respect to the securities and our business reference is made to such registration statement and to the exhibits thereto. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference in this prospectus the information contained in the following documents.

  . our annual report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC on March 7, 2001;

  . our quarterly reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001, and September 30, 2001 filed with the SEC on May 11, 2001, August 13, 2001 and November 13, 2001, respectively;

  .  our definitive proxy statement filed with the SEC on March 7, 2001;

  .  our current reports on Form 8-K, filed on December 3, 2001, and June 26,
     2001.

   All documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after December 3, 2001 and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   This prospectus incorporates documents by reference containing important business and financial information about us that is not included or delivered with this prospectus. We will provide without charge to each person to whom a copy of this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this prospectus, other than certain exhibits to such documents. Copies of the indentures summarized below are also available upon request. Requests for such copies should be directed to Secretary, Olin Corporation, 501 Merritt 7, P.O. Box 4500, Norwalk, Connecticut 06856 (Telephone: (203) 750-3000).

                               OLIN CORPORATION

   Olin Corporation is a Virginia corporation, incorporated in 1892, having its principal executive offices in Norwalk, Connecticut. It is a manufacturer concentrated in three business segments: Chlor Alkali Products, Metals and Winchester(R). Chlor Alkali Products manufactures chlorine and caustic soda, sodium hydrosulfite, hydrochloric acid and bleach products. Metals products include copper and copper alloy sheet, strip, welded tube and fabricated parts, and stainless steel strip. Winchester products include sporting ammunition, canister powder, reloading components, small caliber military ammunition and industrial cartridges. Our common stock is listed and traded on The New York, Chicago and Pacific Stock Exchanges under the symbol "OLN."

                                USE OF PROCEEDS

   Unless otherwise set forth in the applicable prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, which may include additions to working capital, capital expenditures, stock repurchases, repayment of indebtedness and acquisitions.

                        DESCRIPTION OF DEBT SECURITIES

   The following description of the terms of the unsecured debt securities, which may either be senior securities or subordinated securities and collectively referred to as the debt securities, sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the prospectus supplement relating thereto and to the following description.

   Senior securities were and may be issued under an indenture dated as of June 15, 1992, as supplemented, which we refer to as the Senior Indenture, between us and Chemical Bank, now known as JPMorgan Chase Bank. Subordinated securities may be issued under an indenture, which we refer to as the Subordinated Indenture, between us and a commercial bank to be selected, and collectively, the Senior Indenture and the Subordinated Indenture are referred to as the Indentures. Copies of the Indentures have been filed as exhibits to the registration statement filed with the Commission. JPMorgan Chase Bank will serve as trustee for series of senior securities and a commercial bank to be selected will serve as trustee for any series of subordinated securities which may be issued. The following summaries of certain provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures including the definition therein of certain terms. Capitalized terms used and not otherwise defined in this section shall have the meanings assigned to them in the Senior Indenture or the Subordinated Indenture, as applicable. In this description, references to "Olin," "us" and "we" mean Olin Corporation, alone and not together with any of its subsidiaries.

General

   The Indentures do not limit the aggregate principal amount of debt securities which may be issued thereunder. The debt securities may be issued in one or more series as may be authorized from time to time by us. You should read the applicable prospectus supplement for the following terms of the debt securities:

  . the type, total principal amount and authorized denominations of the debt securities;

  . the percentage of the principal amount at which such debt securities will be issued;

  .  the date or dates on which the debt securities will mature;

  . the rate or rates per year, which may be fixed or floating, at which the debt securities will bear interest, if any, or the method of determining the rate or rates;

  .  the times at which any such interest will be payable;

  . the currency or currencies or units of two or more currencies in which the debt securities are denominated and principal and interest may be payable, and for which the debt securities may be purchased, which may be in United States dollars, a foreign currency or currencies or units of two or more foreign currencies;

  . whether such debt securities are to be senior securities or subordinated securities;

  .  any redemption or sinking fund terms or certain other specific terms;

  . any event of default or covenant with respect to the debt securities of a particular series, if not set forth herein; and

  . any other terms of such series, which terms shall not be inconsistent with the provisions of the Subordinated Indenture or the Senior Indenture, as the case may be.

Unless otherwise indicated in the applicable prospectus supplement, principal, premium, if any, and interest, if any, will be payable and the debt securities will be transferable at the corporate trust office of the respective trustee, provided that payment of interest may be made at our option by check mailed to the address of the person entitled thereto as it appears in the respective debt securities register.

   The debt securities will be unsecured. Senior securities will rank on a parity with all of our other unsecured and unsubordinated indebtedness. Subordinated securities will be subordinated to certain of our present and future superior indebtedness. See "--Subordination of Subordinated Securities" below.

   Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of such debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

   Special Federal income tax and other considerations relating to debt securities denominated in foreign currencies or units of two or more foreign currencies will be described in the applicable prospectus supplement.

   Debt securities may be issued as discounted debt securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted debt securities will be described in the prospectus supplement relating thereto.

   Unless otherwise indicated in the applicable prospectus supplement, the covenants contained in the Indentures and the debt securities will not afford holders of debt securities protection in the event of a highly leveraged transaction involving us.

Global Securities

   Any series of debt securities issued under the Indentures may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement relating to such series. Global securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual debt securities represented thereby, a global security may not be transferred except as a whole:

  . by the depositary for such global security to a nominee of such depositary or

  . by a nominee of such depositary to such depositary or another nominee of such depositary or

  . by the depositary or any nominee to a successor depositary or any nominee of such successor.

   The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the prospectus supplement relating to such series. We anticipate that the following provisions will generally apply to depositary arrangements.

   Upon the issuance of a global security, the depositary for such global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by such global security to the accounts of persons that have accounts with such depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to such debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to persons that have accounts with the applicable depositary, or the participants, or persons that may hold interests through participants. Ownership of beneficial interests in such global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depositary or its nominee, with respect to interests of participants, and the records of participants, with respect to interests of persons other than participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

   So long as the depositary for a global security, or its nominee, is the registered owner of such global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such global security for all purposes under the indenture governing such debt securities. Except as provided below, owners of beneficial interests in a global security will not be entitled to have any of the individual debt securities of the series represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of any such debt securities of such series in definitive form and will not be considered the owners or holders thereof under the indenture governing such debt securities.

   Payments of principal of, premium, if any, and interest, if any, on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. Neither we, the trustee for such debt securities, any paying agent, nor the registrar for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made by the depository or any participants on account of beneficial ownership interests of the global security for such debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent global security representing any of such debt securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security for such debt securities as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants.

   If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue individual debt securities of such series in exchange for the global security or securities representing such series of debt securities. In addition, we may at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to such debt securities, determine not to have any debt securities of a series represented by one or more global securities and, in such event, will issue individual debt securities of such series in exchange for the global security or securities representing such series of debt securities. Further, if we so specify with respect to the debt securities of a series, an owner of a beneficial interest in a global security representing debt securities of such series may, on terms acceptable to us, the trustee and the depositary for such global security, receive individual debt securities of such series in exchange for such beneficial interests, subject to any limitations described in the prospectus supplement relating to such debt securities. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery of individual debt securities of the series represented by such global security equal in principal amount to such beneficial interest and to have such debt securities registered in its name. Individual debt securities of such series so issued will be issued in denominations, unless otherwise specified by us, of $1,000 and integral multiples thereof.

Subordination of Subordinated Securities

   The payment of the principal of, premium, if any, and interest on the subordinated securities, including sinking fund payments, if any, is subordinated in right of payment, as set forth in the Subordinated Indenture, to the prior payment in full of all of our superior indebtedness. Superior indebtedness is defined as:

  . the principal of, premium, if any, and accrued and unpaid interest on, whether outstanding on the date of execution of the Subordinated Indenture or thereafter created, incurred or assumed,

  . our indebtedness for money borrowed, other than the subordinated securities,

  .  guarantees by us of indebtedness for money borrowed of any other person,

  . indebtedness evidenced by notes, debentures, bonds or other instruments of indebtedness for the payment of which we are responsible or liable, by guarantees or otherwise,

  . our obligations under any agreement relating to any interest rate or currency swap, interest rate cap, interest rate collar, interest rate future, currency exchange or forward currency transaction, or any similar interest rate or currency hedging transaction, whether outstanding on the date of the Subordinated Indenture or thereafter created, incurred or assumed,

  . our obligations under any agreement to lease, or any lease of, any real or personal property which, in accordance with generally accepted accounting principles, is classified on our balance sheet as a liability, and

  . modifications, renewals, extensions and refundings of any such indebtedness, liability, obligation or guarantee;

unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness, liability, obligation or guarantee, or such modification, renewal, extension or refunding thereof, is not superior in right of payment to the subordinated securities; provided, however, that superior indebtedness shall be deemed not to include
(1) any of our obligations to any subsidiary and (2) any of our other indebtedness, guarantees or obligations of the type set forth above which are subordinate or junior in ranking in any respect to any of our other indebtedness, guarantees or obligations.

   No payment by us on account of principal of, premium, if any, or interest on the subordinated securities, including sinking fund payments, if any, may be made if any default or event of default with respect to any superior indebtedness shall have occurred and be continuing and, unless such default or event of default is the failure by us to pay principal or interest on any instrument constituting superior indebtedness, written notice thereof shall have been given to the trustee by us or to us and the trustee by the holders of at least 10% in principal amount of any kind or category of any superior indebtedness, or a representative or trustee on their behalf. We may resume payments on the subordinated securities, unless otherwise prohibited by the related indenture, if:

  .  such default is cured or waived or

  . unless such default is a failure by us to pay principal or interest on any superior indebtedness, 120 days pass after the notice is given if such default is not the subject of judicial proceedings.

   In the event that any Subordinated Security is declared due and payable before the date specified therein as the fixed date on which the principal thereof is due and payable, or upon any payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all principal of, and premium, if any, and interest due or to become due on all superior indebtedness must be paid in full before the holders of subordinated securities are entitled to receive or retain any payment, other than shares of stock or subordinated indebtedness provided by a plan of reorganization or adjustment which does not alter the rights of holders of superior indebtedness without such holders' consent. Subject to the payment in full of all superior indebtedness, the holders of the subordinated securities are to be subrogated to the rights of the holders of superior indebtedness to receive payments or distributions of our assets applicable to superior indebtedness until the subordinated securities are paid in full.

   By reason of such subordination, in the event of insolvency, our creditors who are holders of superior indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated securities.

   The Subordinated Indenture will not limit the amount of superior indebtedness or securities that may be issued by us or any of our subsidiaries.

Certain Covenants With Respect To Senior Securities

   Limitations on Liens. (a) Neither we nor any Restricted Subsidiary will issue, assume or guarantee any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed, which we refer to as Debt, secured by a mortgage, lien, pledge or other encumbrance, which we refer to as Mortgages, upon any Principal Property or upon any shares of stock of any Restricted Subsidiary without effectively providing that the senior securities, together with, if we so determine, any other indebtedness or obligation then existing or thereafter created, ranking equally with or prior to the senior securities, shall be secured equally and ratably with, or, at our option, prior to, such Debt so long as such Debt shall be so secured, except that this restriction will not apply to:

    (1) Mortgages existing on the date of the Senior Indenture;

    (2) Mortgages affecting property of a corporation existing at the time it becomes a Restricted Subsidiary or at the time it is merged into or consolidated with us or a Restricted Subsidiary;

    (3) Mortgages

       .  on property existing at the time of acquisition thereof, or

       .  to secure payment of all or part of the purchase price thereof, or

       . to secure Debt incurred prior to, at the time of or within 24 months after such acquisition for the purpose of financing all or part of the purchase price thereof, or

       .  assumed or incurred in connection with the acquisition of property;

    (4) Mortgages on property to secure all or part of the cost of repairing, altering, constructing, improving, exploring, drilling or developing such property, or to secure Debt incurred to provide funds for such purpose;

    (5) Mortgages in connection with non-recourse Debt;

    (6) Mortgages on current assets or other personal property, other than shares of stock or indebtedness of Subsidiaries, as defined below, to secure loans maturing not more than one year from the date of the creation thereof or to secure any renewal thereof for not more than one year at any one time;

    (7) Mortgages which secure indebtedness owing by a Restricted Subsidiary to us or a Subsidiary;

    (8) Mortgages on property of any Restricted Subsidiary principally engaged in a financing or leasing business;

    (9) Mortgages incurred which do not in the aggregate materially detract from the value of the property or assets affected thereby or materially impair the use of such property or assets in the operation of its business; and

   (10) any extension, renewal or replacement, or successive extensions, renewals or replacements, in whole or in part, of any Mortgage referred to in the foregoing or of any Debt secured thereby, provided that the principal amount of Debt secured thereby shall not, with respect to Mortgages referred to in clauses (1) through (4) above, exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement Mortgage shall be limited to all or part of substantially the same property which secured the Mortgage extended, renewed or replaced, plus improvements on such property.

   (b) Notwithstanding the above provisions, we and any one or more Restricted Subsidiaries may, without securing the senior securities, issue, assume or guarantee Debt secured by Mortgages which would not be permitted by the immediately preceding paragraph in an aggregate amount which, together with:

  . the aggregate principal amount of all of our other Debt and Debt of our Restricted Subsidiaries that would not be permitted under the immediately preceding paragraph and

  . the Attributable Debt in respect of Sale and Lease-Back Transactions existing at such time, other than Sale and Lease-Back Transactions in which the property involved would have been permitted to be mortgaged under this covenant or the proceeds of which have been applied to the retirement of long-term indebtedness, does not at the time exceed 10% of Consolidated Net Tangible Assets.

   (c) For purposes of this covenant and the covenant described below under "--Sale and Lease-Back Transactions", the following are not considered Debt secured by a Mortgage:

  . the sale or other transfer of any interest in property of the character commonly referred to as a "production payment" and

  . Mortgages in favor of governmental bodies to secure advance, progress or other payments pursuant to any contract or statute or indebtedness incurred for the purpose of financing the purchase price or cost of constructing or improving the property subject thereto to such Mortgage.

   Limitation on Sale and Lease-Back Transactions. (a) We will not, nor will we permit any Restricted Subsidiary to, enter into any arrangement with any person providing for the leasing by us or any Restricted Subsidiary of any Principal Property, except for temporary leases for terms of not more than three years or between us or a Subsidiary and a Restricted Subsidiary, title to which property has been or is to be sold or transferred by us or such Restricted Subsidiary to such person (such transaction, a "Sale and Lease-Back

Transaction"), unless the proceeds of any such sale are at least equal to the fair value, as determined by our board of directors, of such property and either:

   (1) we or such Restricted Subsidiary would be entitled to incur, assume or guarantee Debt secured by a mortgage on the Principal Property to be leased without equally and ratably securing the senior securities or

   (2) we apply an amount equal to the fair value of the property so leased to the retirement, within 90 days of the effective date of any such Sale and Lease-Back Transaction, of our long-term indebtedness which ranks prior to or on a par with the senior securities.

Sale and Lease-Back Transactions do not include arrangements with governmental bodies entered into for the purpose of financing the purchase price or the cost of constructing or improving the property subject thereto.

   (b) Notwithstanding the provisions of the preceding paragraph (a), we or any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction which would not be permitted under the immediately preceding paragraph if the amount of the Attributable Debt in respect of Sale and Lease-Back Transactions for such transaction, together with:

   (1) all of our Debt and Debt of our Restricted Subsidiaries secured by a Mortgage on Principal Property and not permitted under paragraph (a) of the covenant described under "--Limitations on Liens" and

   (2) all other Attributable Debt in respect of Sale and Lease-Back Transactions existing at such time, other than Sale and Lease-Back Transactions permitted because we would be entitled to incur, assume or guarantee Debt secured by a Mortgage on the Principal Property to be leased without equally and ratably securing the senior securities and other than Sale and Lease-Back Transactions the proceeds of which have been applied in accordance with clause (2) of the immediately preceding paragraph (a), does not at the time exceed 10% of Consolidated Net Tangible Assets.

Certain Definitions

   "Attributable Debt" means, as of any particular time, the present value, discounted at a rate per year equal to the weighted average of the interest rate(s) of the senior securities, or, in the case of Original Issue Discount debt securities, the Yields to Maturity, compounded semi-annually, of the obligation of a lessee for rental payments, not including amounts payable by the lessee for maintenance, property taxes and insurance, due during the remaining term of any lease, including any period for which such lease has been extended or may, at the option of the lessor, be extended.

   "Consolidated Net Tangible Assets" means the total amount of assets after deducting therefrom:

  . all current liabilities, excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and

  . unamortized Debt discount and expense, goodwill, trademarks, brand names, patents and other intangible assets, all as shown on our latest audited consolidated financial statements at the time of the determination.

   "Principal Property" means any of our properties or plants or the properties or plants of any Restricted Subsidiary primarily used for the manufacture of products and located within the United States or its territories or possessions, except any such property or plant which our board of directors by resolution declares is not of material importance to the total business conducted by us and our Subsidiaries as an entity.

   "Restricted Subsidiary" means:

  . any Subsidiary which owns or leases, directly or indirectly, a Principal Property, and

  . any Subsidiary which owns, directly or indirectly, any stock or indebtedness of a Restricted Subsidiary;

except that a Restricted Subsidiary shall not include:

  . any Subsidiary engaged primarily in financing receivables, making loans, extending credit or other activities of a character conducted by a finance company, or

  .  any Subsidiary:

    . which conducts substantially all of its business outside the United States or its territories and possessions or

    . the principal assets of which are stock or indebtedness of corporations which conduct substantially all of their business outside the United States and its territories and possessions.

   "Subsidiary" means any corporation, association or other business entity of which more than 50%, by number of votes, of the Voting Stock is at the time directly or indirectly owned by us.

Events of Default, Notice and Waiver

   The following events are defined in each indenture as "Events of Default" with respect to a series of debt securities issued under such indenture:

   (a) failure to pay interest or a sinking fund installment, if any, on such series for 30 days or to pay the principal of and premium, if any, on such series when due, whether at maturity, upon redemption, by declaration or otherwise;

   (b) failure to perform any other covenants in such indenture for 60 days after notice; and

   (c) certain events of bankruptcy, insolvency or reorganization.

   An event of default with respect to one series of debt securities is not necessarily an event of default for another series.

   If an Event of Default described under (a) in the second preceding paragraph shall have occurred and is continuing with respect to any series of debt securities, unless the principal of all the debt securities of such series shall have already become due and payable, either the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of such series then outstanding may declare the principal amount, or, if original issue discount securities, such portion of the principal amount as specified in such series of debt securities, of all debt securities of such series immediately due and payable.

   If an Event of Default described under (b) or (c) in the third preceding paragraph shall have occurred and is continuing, unless the principal amount of all the debt securities of all series shall have already become due and payable, either the trustee or the holders of not less than 25% in aggregate principal amount of all debt securities then outstanding may declare the principal amount, or, if any series are original issue discount securities, such portion of the principal amount as specified in such series, of all debt securities then outstanding immediately due and payable.

   Each of the Indentures provides that the trustee under such indenture shall, within 90 days after the occurrence of a default with respect to a series of debt securities under such indenture, give to the holders of the debt securities in such series notice of all uncured defaults with respect to such series known to it; provided, however, that, except in the case of default in the payment of principal of or premium, if any, or interest or the making of any sinking fund payment on any of the debt securities in such series, the trustee shall be protected in withholding such notice if it in good faith determines that it is in the interest of the holders of such series.

   Any event of default with respect to a particular series of debt securities may be waived by the holders of a majority in aggregate principal amount of the Outstanding debt securities, as defined in the Indentures, of such series, or of all the Outstanding debt securities, as the case may be, except in each case a failure to pay principal of, premium, if any, or interest on such Debt Security.

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Modification of the Indentures

   Each of the Indentures and the rights of holders of debt securities thereunder may be modified by us and the respective trustee with the consent of the holders of not less than 66 2/3% of the aggregate principal amount of all series of debt securities under such indenture then outstanding affected thereby, voting as one class; provided, however, that no such modification shall extend the fixed maturity of any debt securities, or reduce the principal amount thereof or any premium thereon or the amount of any sinking fund payment, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof, or reduce the percentage required for modification, without the consent of the holder of each Debt Security so affected.

   Each of the Indentures provides that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to:

  .  evidence the assumption by a successor corporation of our obligations,

  .  add covenants for the protection of the holders of debt securities,

  . cure any ambiguity or correct any inconsistency in either of the Indentures,

  .  establish the form or terms of debt securities of any series,

  . modify or amend either of the Indentures to permit the qualification of indentures supplemental thereto, and

  . provide for the issuance under either of the Indentures of debt securities in coupon form exchangeable with debt securities issued under the Indentures.

Consolidation, Merger and Sale of Assets

   Each of the Indentures provides that we may not merge or consolidate with any other corporation or sell or convey all or substantially all of our assets to any Person, as defined in each of the Indentures, unless:

  . the successor corporation shall be a corporation organized under the laws of the United States or any state thereof and shall expressly assume the due and punctual payment of the principal of and premium, if any, and interest on all the debt securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the Indentures to be performed or observed by us, by supplemental indenture satisfactory to the trustee, executed and delivered to the trustee by such corporation, and

  . the successor corporation shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenant or condition.

Satisfaction and Discharge of the Indentures; Defeasance; Covenant Defeasance

   Each of the Indentures will be discharged upon cancellation of all the debt securities issued thereunder or, with certain limitations, upon deposit with the respective trustee of funds sufficient for the payment or redemption thereof.

   The Senior Indenture provides that we, at our option:

   (a) will be discharged from any and all obligations in respect of the senior securities of a series, except for certain obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities, maintain paying agencies and hold moneys for payment in trust, or

   (b) need not comply with certain restrictive covenants of such indenture, including those described under "--Certain Covenants With Respect To Senior Securities,"

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in each case if we deposit, in trust with the trustee or the Defeasance Agent, as defined in the Senior Indenture, money or U.S. Government Obligations, as defined in the Senior Indenture, or any combination thereof, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal, including any mandatory sinking fund payments, of, and interest and premium, if any, on, the senior securities of such series on the dates such payments are due in accordance with the terms of such senior securities. To exercise any such option, we are required to deliver to the trustee and the Defeasance Agent, if any, an opinion of counsel to the effect that:

  . the deposit and related defeasance would not cause the holders of the senior securities of such series to recognize income, gain or loss for federal income tax purposes and, in the case of a discharge pursuant to clause (a) of this paragraph, such opinion shall be accompanied by a private letter ruling to that effect received from the United States Internal Revenue Service or a revenue ruling pertaining to a comparable form of transaction to that effect published by the United States Internal Revenue Service, and

  . if listed on any national securities exchange, such debt securities would not be delisted from such exchange as a result of the exercise of such option.

The Trustees

   We may maintain banking and other commercial relationships with the trustees and their affiliates in the ordinary course of business.

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                         DESCRIPTION OF CAPITAL STOCK

General

   Our authorized stock consists of 120,000,000 shares of common stock and 10,000,000 shares of preferred stock issuable in series. On November 30, 2001, there were approximately 43,440,223 shares of common stock and no shares of preferred stock outstanding. As of November 30, 2001, our board of directors had designated 250,000 shares of Series A Participating Cumulative Preferred Stock, or Series A preferred stock, of which no shares were outstanding. These shares were designated in connection with the adoption of the Olin rights agreement.

   The following statements with respect to our capital stock are subject to the detailed provisions of our Restated Articles of Incorporation, as amended, which we refer to as the Articles of Incorporation, and our bylaws as currently in effect. These statements do not purport to be complete, or to give full effect to the terms of the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Articles of Incorporation, bylaws and the rights agreement, dated as of February 27, 1996, between us and ChaseMellon Shareholder Services, L.L.C., which we refer to as the rights agreement, each of which has been filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2000.

Preferred Stock

   The following description of the terms of the preferred stock sets forth certain general terms and provisions of the preferred stock to which a prospectus supplement may relate. Specific terms of any series of the preferred stock offered by a prospectus supplement will be described in the prospectus supplement relating to such series of the preferred stock. The description set forth below is subject to and qualified in its entirety by reference to the Articles of Amendment to the Articles of Incorporation establishing a particular series of the preferred stock which will be filed with the Commission in connection with the offering of any series of preferred stock.

   General. Under the Articles of Incorporation, our board of directors is authorized, without further shareholder action, to provide for the issuance of up to 10,000,000 shares of preferred stock in one or more series, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in articles of amendment to the Articles of Incorporation providing for the issue thereof adopted by our board of directors or a duly authorized committee thereof. We may amend from time to time our Articles of Incorporation to increase the number of authorized shares of preferred stock. Any such amendment would require the approval of the holders of a majority of the outstanding shares of common stock, and the approval of the holders of a majority of the outstanding shares of all series of preferred stock voting together as a single class without regard to series.

   The preferred stock will have the dividend, liquidation, redemption, conversion and voting rights set forth below unless otherwise provided in the prospectus supplement relating to a particular series of the preferred stock. Reference is made to the prospectus supplement relating to the particular series of the preferred stock offered thereby for specific terms, including:

  . the title and liquidation preference per share of such preferred stock and the number of shares offered;

  .  the price at which such preferred stock will be issued;

  . the dividend rate, or method of calculation of dividends, the dates on which dividends shall be payable, whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to accumulate;

  .  any redemption or sinking fund provisions of such preferred stock;

  .  any conversion provisions of such preferred stock; and

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

  . any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such preferred stock.

The preferred stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the prospectus supplement relating to a particular series of the preferred stock, each series of the preferred stock will rank on a parity as to dividends and distributions in the event of a liquidation with our outstanding preferred stock and each other series of the preferred stock.

   Dividend Rights. Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, out of our assets legally available therefore, cash dividends at such rates and on such dates as are set forth in the prospectus supplement relating to such series of the preferred stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on our stock books on such record dates as will be fixed by our board of directors or a duly authorized committee thereof. Dividends on any series of the preferred stock may be cumulative or noncumulative, as provided in the prospectus supplement relating thereto. If our board of directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment day will be lost, and we shall have no obligation to pay the dividend accrued for that period, whether or not dividends are declared for any future period.

   If the prospectus supplement so provides, no full dividends will be declared or paid or set apart for payment on the preferred stock of any series ranking, as to dividends, on a parity with or junior to any other series of preferred stock for any period unless full dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment, on such other series of preferred stock for the then-current dividend payment period and, if such other preferred stock is cumulative, all other dividend payment periods terminating on or before the date of payment of such full dividends.

   If the prospectus supplement so provides, when dividends are not paid in full upon any series of the preferred stock and any other preferred stock ranking on a parity as to dividends with such series of the preferred stock, all dividends declared upon such series of the preferred stock and any other preferred stock ranking on a parity as to dividends will be declared pro rata so that the amount of dividends declared per share on such series of the preferred stock and such other preferred stock will in all cases bear to each other the same ratio that accrued dividends per share on such series of the preferred stock and such other preferred stock bear to each other. Except as provided in the preceding sentence, unless full dividends, including, in the case of cumulative preferred stock, accumulations, if any, in respect of prior dividend payment periods, on all outstanding shares of any series of the preferred stock have been paid, no dividends, other than in shares of common stock or another stock ranking junior to such series of the preferred stock as to dividends and upon liquidation, will be declared or paid or set aside for payment or other distributions made upon our common stock or any of our other stock ranking junior to the preferred stock as to dividends. If the prospectus supplement so provides, no common stock or any of our other stock ranking junior to or on a parity with such series of the preferred stock as to dividends or upon liquidation may be redeemed, purchased or otherwise acquired for any consideration, or any moneys paid to or made available for a sinking fund for the redemption of any shares of any such stock, by us, except by conversion into or exchange for our stock ranking junior to such series of the preferred stock as to dividends and upon liquidation.

   The amount of dividends payable for each dividend period will be computed by annualizing the applicable dividend rate and dividing by the number of dividend periods in a year, except that the amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of 30-day months, a 360-day year and the actual number of days elapsed in the period.

   Each series of preferred stock will be entitled to dividends as described in the prospectus supplement relating to such series, which may be based upon one or more methods of determination. Different series of the

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preferred stock may be entitled to dividends at different dividend rates or based upon different methods of determination.

   Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our business, the holders of each series of preferred stock will be entitled to receive out of our assets available for distribution to shareholders, before any distribution of assets is made to holders of common stock or any other class of stock ranking junior to such series of preferred stock upon liquidation, liquidating distributions in the amount set forth in the prospectus supplement relating to such series of the preferred stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of our business, the amounts payable with respect to the preferred stock of any series and any other shares of our stock ranking as to any such distribution on a parity with such series of the preferred stock are not paid in full, the holders of the preferred stock of such series and of such other shares will share ratably in any such distribution of our assets in proportion to the full respective preferential amounts to which they are entitled.

   Redemption. A series of the preferred stock may be redeemable, in whole or in part, at our option, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and the redemption prices and for the types of consideration set forth in the prospectus supplement relating to such series.

   The prospectus supplement relating to a series of preferred stock which is subject to mandatory redemption shall specify the number of shares of such series of preferred stock which shall be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption.

   Conversion Rights. The prospectus supplement for any series of the preferred stock will state the terms, if any, on which shares of that series are convertible into shares of common stock or another series of our preferred stock. The preferred stock will have no preemptive rights.

   Voting Rights. Except as indicated below or in the prospectus supplement relating to a particular series of preferred stock, or except as expressly required by applicable law, a holder of the preferred stock will not be entitled to vote. Except as indicated in the prospectus supplement relating to a particular series of preferred stock, in the event we issue shares of any series of preferred stock, each such share will be entitled to one vote on matters on which holders of such series of the preferred stock are entitled to vote.

   The affirmative vote or consent of the holders of a majority of the outstanding shares of any series of preferred stock, unless our board of directors establishes a higher amount, voting as a separate class, will be required for any amendment of the Articles of Incorporation, which changes any rights or preferences of such series of preferred stock.

   In addition to the foregoing voting rights, under Virginia law as now in effect, the holders of the preferred stock will have the voting rights set forth under "--General" above with respect to amendments to the Articles of Incorporation which would increase the number of authorized shares of our preferred stock.

   Transfer Agent and Registrar. The transfer agent, registrar and dividend disbursement agent for a series of the preferred stock will be selected by us and be described in the applicable prospectus supplement. The registrar for shares of preferred stock will send notices to shareholders of any meetings at which holders of the preferred stock have the right to elect members of our board of directors or to vote on any other matter.

Rights Plan

   We have adopted a shareholder rights plan pursuant to a rights agreement with ChaseMellon Shareholder Services L.L.C., as rights agent. The following description of the rights agreement is subject in its entirety to the

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

terms and conditions of the Olin rights agreement. You should read the Olin rights agreement carefully. See "Incorporation of Certain Documents By Reference."

   In 1996, our board of directors declared a dividend of one purchase right, or "right," for each outstanding share of our common stock. One right has also been issued with respect to each share of our common stock issued since the date of that dividend and rights will be issued in connection with shares of our common stock issued subsequently until the distribution date referred to below, and in certain circumstances, for shares of common stock issued after the distribution date. Each right, when it becomes exercisable as described below, will entitle the registered holder to purchase from us 1/1,000 of a share of Series A preferred stock at a price of $240 per 1/1,000 of a share of Series A preferred stock, subject to adjustment in certain circumstances. We refer to this price as the "purchase price." Our board of directors, at its option, can issue in substitution for the Series A preferred stock, common stock in an amount per share of Series A preferred stock equal to 1,000, subject to adjustment, if there are a sufficient number of shares of common stock authorized, but unissued. Until the distribution date referred to below occurs, the rights are attached to and do not trade separately from our common stock. The rights are not exercisable prior to a distribution date. Until a right is exercised, holding a right will not give the holder any rights as a shareholder, such as the right to vote or to receive dividends.

   Distribution Date. No right is exercisable prior to a distribution date. Under the rights agreement, the "distribution date" will occur upon the earlier of:

  . such time as we learn that a person or group, including any affiliate or associate of such person or group, has become the beneficial owner of more than 15% of our common stock then outstanding (such person or group being an "acquiring person"), unless provisions preventing accidental triggering of the rights apply, or

  . the close of business on such date, if any, as may be designated by our board of directors following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer by any person, other than us, our subsidiaries, our employee benefit plans or its subsidiaries, or any person holding shares of common stock for or pursuant to the terms of any such employee benefit plan, for shares of our outstanding common stock, if upon consummation of such tender or exchange offer such person could be the beneficial owner of more than 15% of the outstanding shares of our common stock.

   Triggering Event and Effect of a Triggering Event. In the event we are acquired in a merger or other business combination by an acquiring person or an associate or affiliate of an acquiring person that is not a publicly traded entity or 50% or more of our assets or assets representing 50% or more of our revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an acquiring person or an associate or affiliate of an acquiring person that is not a publicly traded entity, each right will entitle its holder (subject to the next paragraph) to purchase, for the purchase price, at such holder's option,

   (1) that number of shares of the surviving corporation in the transaction with such entity (which surviving corporation could be us) which at the time of the transaction would have a book value of twice the purchase price,

   (2) that number of shares of such entity which at the time of the transaction would have a book value of twice the purchase price or

   (3) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the purchase price.

   Any rights that are at any time beneficially owned by an acquiring person (or any affiliate or associate of an acquiring person) will be null and void and nontransferable and any holder of any such right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such right.


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   Exercise Price and Fractional Shares. The purchase price payable upon exercise of the rights, and the number of shares of Series A preferred stock or other securities issuable upon exercise of the rights, are subject to adjustment from time to time to prevent dilution. We may, but are not required to, issue fractional shares of Series A preferred stock upon exercise of the rights or distribute certificates that evidence fractional shares of Series A preferred stock. Instead of issuing fractional shares of Series A preferred stock, we may elect to:

  .  use a depository arrangement or

  . in the case of a fraction of one share of Series A preferred stock, other than 1/1,000 of a share of Series A preferred stock or any integral multiple thereof, pay an amount in cash equal to the same fraction of the closing market price of one share of Series A preferred stock on the last trading day prior to the date of exercise.

   Expiration Date and Redemption. The rights expire on February 27, 2006, which we refer to as the expiration date, unless our board of directors redeem the rights before that time.

   The redemption price is $.01 per right, subject to adjustment. At any time prior to the earlier of (1) such time as a person or group becomes an acquiring person and (2) the expiration date, our board of directors may redeem the rights in whole, but not in part, at a price, in cash or common stock or other securities of ours deemed by our board of directors to be at least equivalent in value, of $.01 per right, which amount shall be subject to adjustment as provided in the rights agreement. Immediately upon the action of our board of directors ordering the redemption of the rights, and without any further action and without any notice, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

   Amendments. At any time prior to a distribution date, we may amend the rights agreement without the approval of any holders of rights, but no supplement or amendment to the rights agreement can be made which reduces the redemption price, except as required by the rights agreement, or provides for an earlier expiration date. From and after the distribution date, we may amend the rights agreement without the approval of any holders of rights to:

  . cure any ambiguity or to correct or supplement any provision contained in the rights agreement which might be defective or inconsistent with any other provision of the rights agreement or

  . make any other provisions in regard to matters or questions arising under the rights agreement which we might find necessary or desirable and will not adversely affect the interests of the holders of rights, other than those of an acquiring person or an affiliate or associate of an acquiring person.

   Purpose and Effect of Rights. The rights plan is designed to protect our shareholders in the event of unsolicited offers to acquire us and other coercive takeover tactics which, in the opinion of our board of directors, could impair its ability to represent shareholder interests. The provisions of the rights plan may render an unsolicited takeover of us more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer our stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our stockholders. The rights should not interfere with any merger or other business combination approved by our board of directors since we can redeem the rights as described above.

   Series A Preferred Stock. In connection with the creation of the rights, as described above, our board of directors has authorized the issuance of 250,000 shares of preferred stock as Series A Participating Cumulative Preferred Stock.

   Shares of our Series A preferred stock may only be purchased after the rights have become exercisable, and each share of the Series A preferred stock:

  .  is nonredeemable;

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

  . will have a preferential dividend in an amount equal to 1,000 times any dividend declared on each share of common stock;

  . in the event of liquidation, will entitle its holder to receive a preferred liquidation payment equal to the greater of $0.01 per share or 1,000 times the payment made per share of common stock;

  . will have 1,000 votes and, except as otherwise provided by applicable law, will vote, voting together with the common stock and any other capital stock with general voting rights; and

  . in the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, will be entitled to receive 1,000 times the amount and type of consideration received per share of common stock.

   The rights of our Series A preferred stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

Virginia Law and Certain Other Provisions

   Antitakeover Statutes. We have opted out of the Virginia anti-takeover law regulating "control share acquisitions." Under that Virginia statute, shares acquired in a control share acquisition have no voting rights unless granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or the articles of incorporation or bylaws of the corporation provide that this regulation does not apply to acquisitions of its shares. An acquiring person that owns five percent or more of the corporation's voting stock may require that a special meeting of the shareholders be held, within 50 days of the acquiring person's request, to consider the grant of voting rights to the shares acquired in the control share acquisition. If voting rights are not granted and the corporation's articles of incorporation or bylaws permit, the acquiring person's shares may be repurchased by the corporation, at its option, at a price per share equal to the acquiring person's cost. Virginia law grants dissenters' rights to any shareholder who objects to a control share acquisition that is approved by a vote of disinterested shareholders and that gives the acquiring person control of a majority of the corporation's voting shares. This regulation was designed to deter certain takeovers of Virginia public corporations.

   Under the Virginia anti-takeover law regulating "affiliated transactions," material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by the holders of at least two-thirds of the remaining voting shares. Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than five percent.

   Shareholder Action by Written Consent. Virginia law generally requires shareholder action to be taken only at a meeting of shareholders and permits shareholders to act only by written consent with the unanimous consent of all shareholders.

Common Stock

   Holders of common stock are entitled to dividends as declared by our board of directors from time to time after payment of, or provision for, full cumulative dividends on and any required redemptions of shares of preferred stock then outstanding. Holders of common stock are entitled to one vote per share on all matters submitted for action by the shareholders and may not cumulate votes for the election of directors. Holders of common stock have no preemptive or subscription rights and have no liability for further calls or assessments. In the event of the liquidation, dissolution or winding up of our business, holders of common stock are entitled to

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

receive pro rata all our remaining assets available for distribution, after satisfaction of the prior preferential rights of the preferred stock and the satisfaction of all our debts and liabilities.

   The transfer agent and registrar for the common stock is JPMorgan Chase Bank.

Certain Provisions of the Articles of Incorporation and Bylaws

   Our board of directors consists of three classes as nearly equal in number as possible, each of which serves for three years with one class being elected each year. The total number of directors may not exceed 18. Special meetings of shareholders may be called only by our board of directors, designated officers or the holders of a majority of the shares entitled to vote at the special meeting. Directors may be removed only with cause, and vacancies on our board of directors, including any vacancy created by an increase in the number of directors, may be filled only by our board of directors unless the vacancy is to be filled at an annual meeting of shareholders. The bylaws require that advance notice of nominees for election as directors to be made by a shareholder or shareholder proposals be given to our corporate secretary, together with certain specified information, no later than 90 days before the anniversary of the immediately preceding annual meeting of shareholders. The provisions of the Articles of Incorporation and bylaws described above may, in certain circumstances, make more difficult or discourage a takeover of our business.

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                      DESCRIPTION OF SECURITIES WARRANTS

   We may issue warrants for the purchase of debt securities, preferred stock or common stock. Warrants may be issued independently or together with debt securities, preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from any such securities. Each series of warrants will be issued under a separate warrant agreement, or a Securities Warrant Agreement, to be entered into between us and a bank or trust company, as warrant agent, or the Securities Warrant Agent, all as set forth in the prospectus supplement relating to the particular issue of offered warrants. The Securities Warrant Agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Securities Warrant Agreements.

   Reference is made to the prospectus supplement relating to the particular issue of warrants offered thereby for the terms of such warrants, including, where applicable:

  . the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of warrants to purchase debt securities and the price at which such debt securities may be purchased upon such exercise;

  . the designation, number of shares, stated value and terms, including, without limitation, liquidation, dividend, conversion and voting rights, of the series of preferred stock purchasable upon exercise of warrants to purchase shares of preferred stock and the price at which such number of shares of preferred stock of such series may be purchased upon such exercise;

  . the number of shares of common stock purchasable upon the exercise of warrants to purchase shares of common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

  . the date on which the right to exercise such warrants shall commence and the date on which such right shall expire, or the Expiration Date;

  .  United States Federal income tax consequences applicable to such warrants;
     and

  .  any other terms of such warrants.

Warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only. Warrants will be issued in registered form only. The exercise price for warrants will be subject to adjustment in accordance with the applicable prospectus supplement.

   Each warrant will entitle the holder thereof to purchase such principal amount of debt securities or such number of shares of preferred stock or common stock at such exercise price as shall in each case be set forth in, or calculable from, the prospectus supplement relating to the offered warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such prospectus supplement. After the close of business on the Expiration Date, or such later date to which such Expiration Date may be extended by us, unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised shall be specified in the prospectus supplement relating to such warrants.

   Prior to the exercise of any warrants to purchase debt securities, preferred stock or common stock, holders of such warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock, as the case may be, purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon such exercise or to enforce covenants in the applicable indenture, or to receive payments of dividends, if any, on the preferred stock or common stock purchasable upon such exercise or to exercise any applicable right to vote.

                             PLAN OF DISTRIBUTION

   We may sell the securities in any of three ways:

  .  through underwriters or dealers;

  .  directly to one or a limited number of institutional purchasers; or

  .  through agents.

The prospectus supplement with respect to the securities will set forth the terms of the offering of the securities, including the name or names of any underwriters, dealers or agents, the price of the securities and the net proceeds to us from such sale, any underwriting discounts or other items constituting underwriters' compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

   If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters or agents to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

   If a dealer is utilized in the sale of any securities in respect of which this prospectus is delivered, we will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the prospectus supplement.

   Securities may be sold directly by us to one or more institutional purchasers, or through agents designated by us from time to time at a fixed price or prices, which may be changed, or at varying prices determined at time of sale. Any agent involved in the offer or sale of the securities will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

   If so indicated in the prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

   Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

   The validity of the issuance of the securities offered hereby will be passed upon for us by Johnnie M. Jackson, Jr., Esq., Vice President, General Counsel and Secretary of the Company. Cravath, Swaine & Moore, New York, may also act as counsel for us and in certain cases may represent the underwriters of any securities. Mr. Jackson and Cravath, Swaine & Moore may rely as to matters of Virginia law upon the opinion of Hunton & Williams, Richmond, Virginia. Each of Hunton & Williams and Cravath, Swaine & Moore has in the past represented and continues to represent us in other matters on a regular basis.

                                    EXPERTS

   Our consolidated financial statements and schedules as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 incorporated by reference herein have been incorporated herein in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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                                 $200,000,000

                               Olin Corporation

                             % Senior Notes due 20


[LOGO]
Olin

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                             PROSPECTUS SUPPLEMENT

                                    , 2001

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                        Banc of America Securities LLC

                             Salomon Smith Barney

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